Exhibit 2.1

INTEREST PURCHASE AGREEMENT
by and among
ASP-ROBERTSON LLC (“Seller”),
ROBERTSON FUEL SYSTEMS, L.L.C. (the “Company”),
and
HEICO ELECTRONIC TECHNOLOGIES CORP. (“Buyer”)

Dated as of December 18, 2015

Page

ARTICLE XI MISCELLANEOUS		52
11.1	Further Assurances	52
11.2	Notices	52
11.3	Exhibits and Schedules	53
11.4	Amendment, Modification and Waiver	53
11.5	Entire Agreement	54
11.6	Severability	54
11.7	Binding Effect; Assignment	54
11.8	No Third-Party Beneficiaries	54
11.9	Fees and Expenses; Transfer Taxes	54
11.10	Counterparts	54
11.11	Interpretation	55
11.12	Forum; Service of Process	55
11.13	Governing Law	55
11.14	WAIVER OF JURY TRIAL	55
11.15	Release	56
11.16	Specific Performance	56
11.17	Conflicts and Privilege	56

SCHEDULES

Schedule 1 - Additional Defined Terms

Schedule 1.1 - Accounting Principles

Schedule 2.5 - Sample Closing Date Statement

Schedule 5.2 - Buyer Government Approvals

EXHIBIT

Exhibit A - Escrow Agreement

INTEREST PURCHASE AGREEMENT
This INTEREST PURCHASE AGREEMENT (“Agreement”), is dated as of December 18, 2015, by and among ASP-ROBERTSON LLC, a Delaware limited liability company (“Seller”), ROBERTSON FUEL SYSTEMS, L.L.C., an Arizona limited liability company (the “Company”), and HEICO ELECTRONIC TECHNOLOGIES CORP., a Florida corporation (“Buyer”).
WHEREAS, Seller is the owner of all of the issued and outstanding limited liability company interests of the Company (the “Company Interests”); and
WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell, transfer and convey to Buyer, all of Seller’s right, title and interest in and to the Company Interests, subject to the terms and conditions of this Agreement.
NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements hereinafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows:
ARTICLE I
DEFINITIONS
1.1    Defined Terms. For purposes of this Agreement, the following terms shall have the respective meanings specified below:
“401(k) Plan” has the meaning set forth in Section 6.11(b).
“Accounting Principles” means, collectively, the principles and procedures set forth on Schedule 1.1.
“Acquisition” has the meaning set forth in Section 2.1.
“Action” means any claim, action, suit, audit, assessment or arbitration, or any proceeding, by or before any Governmental Authority.
“Affiliate” has the meaning set forth in Section 11.11.
“Aggregate Escrow Amount” means the Purchase Price Adjustment Escrow Amount plus the Indemnity Escrow Amount.
“Agreement” has the meaning set forth in the preamble to this Agreement.
“Allocation” has the meaning set forth in Section 6.9(c).
“Applicable Law” has the meaning set forth in Section 3.4.
“Audited Financial Statements” has the meaning set forth in Section 3.5(a).

“Auditor” has the meaning set forth in Section 2.5(b).
“Basket Amount” has the meaning set forth in Schedule 1.
“Benefit Program or Agreement” has the meaning set forth in Section 3.11(a)(ii).
“Business” means the activities and enterprise, including all assets (including all owned and/or licensed Intellectual Property) and rights, of the Company consisting or otherwise relating to the Company as a going concern, including the design, manufacture, and sale of its products and the furnishing of advisory, engineering, technical, and consulting services to customers and all other things associated therewith, as well as any goodwill associated therewith.
“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York City or Miami, Florida are authorized or obligated by law or executive order to close.
“Business Employees” has the meaning set forth in Section 3.15.
“Buyer” has the meaning set forth in the preamble to this Agreement.
“Buyer Transaction Agreements” has the meaning set forth in Section 5.1.
“Buyer Claims” has the meaning set forth in Section 9.2(a).
“Buyer Group” has the meaning set forth in Section 9.4(e).
“Buyer Indemnified Parties” has the meaning set forth in Section 9.2(a).
“Buyer Plans” has the meaning set forth in Section 6.11(b).
“Change of Control Payments” means any change of control payments, retention payments or other similar payments which become due or are otherwise required to be paid by the Company as a result of the transactions contemplated by this Agreement (but not as a result of any termination of employment of any Continuing Employees).
“Closing” has the meaning set forth in Section 2.4.
“Closing Date” has the meaning set forth in Section 2.4.
“Closing Date Net Working Capital” has the meaning set forth in Section 2.5(a).
“Closing Date Statement” has the meaning set forth in Section 2.5(a).
“Code” means Internal Revenue Code of 1986, as amended.
“Company” has the meaning set forth in the preamble to this Agreement.
“Company Cash” means cash and cash equivalents (including marketable securities and short form investments) of the Company calculated in accordance with the Accounting Principles.

For the avoidance of doubt, Cash shall (a) be reduced by the amount of issued but uncleared checks and drafts and (b) include checks and drafts deposited for the account of the Company.
“Company Debt” means, without duplication, all liabilities and obligations of the Company for (a) borrowed money, (b) leases that are required to be classified as capital lease obligations in accordance with GAAP or applicable Tax reporting requirements, (c) notes, bonds, debentures, hedging and swap arrangements or other similar instruments, (d) conditional sale or other title retention agreements with respect to property acquired, (e) any letters of credit, bankers acceptances or similar credit transactions (other than any undrawn amount in respect of such letters of credit or similar credit transactions) and (f) in the cases of clauses (a), (c) and (e), any interest and/or prepayment penalties, premiums or other amounts that would be payable in order to terminate all obligations under such Company Debt as of immediately prior to Closing.
“Company Employee” has the meaning set forth in Section 6.11.
“Company ERISA Affiliate” has the meaning set forth in Section 3.11(a).
“Company Interests” has the meaning set forth in the recitals to this Agreement.
“Company LLC Agreement” means the limited liability company agreement of the Company.
“Company’s Knowledge” or words of similar effect means to the actual knowledge of Newman Shufflebarger, Jeff Bracken, Thomas Harrison, Marie Morrell, Owen Paepke, or Barry Sullivan, after due inquiry regarding the accuracy of such fact, matter or circumstance.
“Company Transaction Agreements” has the meaning set forth in Section 3.1.
“Confidentiality Agreement” has the meaning set forth in Section 6.2(b).
“Confidential Information” means the data and information relating to the Business or the Company which is confidential or proprietary and is in the possession of Seller or its Affiliates as a result of Seller’s ownership of the Company Interests or is disclosed pursuant to this Agreement. Confidential Information shall not include any data or information that (i) has been voluntarily disclosed to the general public by any party, (ii) otherwise enters the public domain after the date hereof through lawful means, and not in violation of any confidentiality obligation to any Person.
“Conflict Mineral” has the meaning set forth in Section 3.23(f).
“Contract” means any written contract, obligation, commitment, agreement, arrangement, mortgage, indenture, license or lease.
“Cure Period” has the meaning set forth in Section 8.1(d).
“Current Assets” has the meaning set forth on Schedule 1.1.

“Current Liabilities” has the meaning set forth on Schedule 1.1.
“Damages” means all losses, damages, liabilities, costs and expenses, including, without limitation, interest, penalties and reasonable attorneys’ fees and expenses.
“Deficit Amount” has the meaning set forth in Section 2.5(d).
“Determination Date” has the meaning set forth in Section 2.5(b).
“Disclosure Schedule” means the disclosure schedule delivered by the Company to Buyer simultaneously with the execution of this Agreement, and as the same may be updated or supplemented in accordance with Section 6.7.
“Enterprise Value” means $255,000,000.
“Environmental Laws” means applicable federal, state or local statutes, laws, regulations, rules, decrees, orders, judgments, ordinances, or the common law related to the protection of the environment, the protection of human health from exposure to Hazardous Materials, or the use, treatment, storage, disposal, release or transportation of Hazardous Materials.
“Environmental Permits” has the meaning set forth in Section 3.16.
“ERISA” has the meaning set forth in Section 3.11(a)(i).
“Escrow Agent” means JP Morgan Chase, National Association.
“Escrow Agreement” has the meaning set forth in Section 7.1(e).
“Estimated Closing Date Net Working Capital” has the meaning set forth in Section 2.2.
“Estimated Company Cash” has the meaning set forth in Section 2.2.
“Estimated Company Debt” has the meaning set forth in Section 2.2.
“Estimated Net Working Capital Adjustment Amount” means the amount, which may be positive or negative, equal to (a) Estimated Closing Date Net Working Capital, minus (b) the Net Working Capital Target.
“Estimated Purchase Price” means an amount equal to (i) the Enterprise Value, plus (ii) the Estimated Net Working Capital Adjustment Amount, if a positive number, minus (iii) the absolute value of the Estimated Net Working Capital Adjustment Amount if a negative number, plus (iv) Estimated Company Cash, minus (v)  Estimated Company Debt, minus (vi)  Estimated Seller Transaction Expenses.
“Estimated Seller Transaction Expenses” has the meaning set forth in Section 2.2.
“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“Final Purchase Price” has the meaning set forth in Section 2.5(c).
“FLSA” has the meaning set forth in Section 3.15.
“Fraud” means, with respect to a party hereto, an actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article III, Article IV or Article V (as applicable); provided, that such actual and intentional fraud of such party shall only be deemed to exist if such party had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by such party pursuant to, in the case of the Company and Seller, Article III and Article IV as qualified by the Disclosure Schedule, or, in the case of Buyer, Article V, were actually breached when made, with the express intention that the other party hereto rely thereon to its detriment.
“GAAP” means generally accepted accounting principles in the United States, consistently applied.
“Government Bid” means any currently outstanding quotation, bid or proposal made by the Company that, if accepted or awarded to the Company, would constitute a Contract with any Governmental Authority, or any Person engaged in a Government Contract with a Governmental Authority.
“Government Contract” means any Contract which is currently in effect between the Company and (a) any Governmental Authority, (b) any prime contractor of any Governmental Authority, or (c) any subcontractor to the Company with respect to any Contract of a type described in clauses (a) or (b) above. For purposes of clarity, a task order, purchase order or delivery order issued pursuant to a Government Contract shall be considered a part of the Government Contract to which it relates.
“Governmental Approval” has the meaning set forth in Section 3.4.
“Governmental Authority” has the meaning set forth in Section 3.4.
“Hazardous Material” means any hazardous waste, substance or material, or any pollutant or contaminant, including, petroleum, petroleum products, asbestos and polychlorinated biphenyls, that is regulated under or that can result in liability under Environmental Laws.
“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.
“Indemnification Agreement” has the meaning set forth in Section 6.8(b).
“Indemnification Claim” has the meaning set forth in Section 9.3.
“Indemnification Party” has the meaning set forth in Section 9.3.
“Indemnitor” means the party required to provide indemnification pursuant to Section 9.2.

“Indemnity Escrow Account” means the escrow account established prior to the Closing pursuant to the terms and conditions of the Escrow Agreement to hold the Indemnity Escrow Funds.
“Indemnity Escrow Amount” has the meaning set forth in Schedule 1.
“Indemnity Escrow Funds” means, at any time after the Closing, the funds remaining in the Indemnity Escrow Account, including accrued interest thereon.
“Intellectual Property” has the meaning set forth in Section 3.9(b).
“International Trade Laws and Regulations” means all laws concerning the importation of merchandise or the export or re-export of products, services and technology including the Export Administration Act of 1979, as amended, the Export Administration Regulations, the International Emergency Economic Powers Act, the Arms Export Control Act, the International Traffic in Arms Regulations, any other export controls administered by an agency of the U.S. Government, the embargoes and restrictions administered by the United States Office of Foreign Assets Control, the FCPA, and the respective antiboycott regulations administered by the United States Department of Commerce and the United States Department of the Treasury.
“Inventories” means all inventories of the Company, wherever located, including all finished goods, work in process, raw materials, spare parts and all other materials and supplies to be used or consumed by the Company in the production of finished goods for the Business.
“IRS” means the Internal Revenue Service.
“Latest Balance Sheet” has the meaning set forth in Section 3.5(a).
“Leased Real Property” has the meaning set forth in Section 3.8(b).
“Liens” means, with respect to any specified asset, any and all liens, claims, encumbrances, options, pledges and security interests thereon except for Permitted Liens and, with respect to Real Property, Real Estate Permitted Liens.
“Major Supplier” has the meaning set forth in Section 3.24(a).
“Management Agreement” means that certain Management Consulting Agreement, dated as of April 19, 2006, as amended, between the Company (f/k/a Robertson Aviation, LLC) and American Securities LLC (f/k/a American Securities Capital Partners, LLC).
“Material Adverse Effect” means an event, change or effect that is materially adverse to the financial condition or results of operations of the Company, other than events, changes or effects (either alone or in combination) (a) occurring generally in the economy, financial markets or political environment in any jurisdiction in which the Company does business, (b) occurring generally in, or generally affecting, the industries or the markets in which the Company does business, (c) resulting from the entry into or the transactions contemplated by this Agreement or the announcement to third parties and the public of the transactions contemplated by this Agreement, (d) resulting from the compliance with the terms of this Agreement or the taking of any action required or contemplated by this Agreement, (e) resulting from changes in laws or in GAAP or applicable Tax reporting requirements, or any interpretation or enforcement thereof, (f) resulting from the commencement, continuation or escalation of a war, armed hostilities or other international or national emergency, calamity or act of terrorism, (g) resulting from any natural disaster or other force majeure event, that are cured before the earlier of (x) the Closing Date and (y) the date on which this Agreement is terminated, (h) resulting from any failure of the Company to meet any projections or forecasts (provided, that clause (h) shall not prevent a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect)), or (i) arising from any of those matters set forth in the Disclosure Schedule to the extent the applicability of such disclosure is readily apparent on the face of such disclosure; provided, that in the case of clauses (a), (b), (f), and (g) above, if such event, change, or effect disproportionately affects the Company as compared to other businesses that operate in the industry in which the Company operates, then the disproportionate aspect of such event, change, or effect may be taken into account in determining whether a Material Adverse Effect has occurred.
“Material Contract” has the meaning set forth in Section 3.13.
“Materiality Qualifier” has the meaning set forth in Section 9.2(c).
“Multiemployer Plan” has the meaning set forth in Section 3.11(c)(i).
“Net Working Capital” means, at any date, the excess of (a) all Current Assets as of such date, over (b) all Current Liabilities as of such date, calculated in accordance with the Accounting Principles; provided, that Net Working Capital shall not include any asset or liability included in Company Cash, Company Debt or Seller Transaction Expenses.
“Net Working Capital Adjustment Amount” means the amount, which may be positive or negative, equal to (a) Closing Date Net Working Capital, minus (b) the Net Working Capital Target.
“Net Working Capital Target” has the meaning set forth in Schedule 1.
“Objection” has the meaning set forth in Section 2.5(b).
“Order” has the meaning set forth in Section 3.4.
“OSHA” has the meaning set forth in Section 3.15.
“Other Indemnitor” and “Other Indemnitors” has the meaning set forth in Section 6.8(b).
“Other Person Authorizations” has the meaning set forth in Section 3.23(c).

“Payoff Letters” means the letters provided by any Person holding Company Debt listed in Section 6.12 of the Disclosure Schedule setting forth the amount of such Company Debt and the instructions for the payment of such Company Debt.
“Pending Claim” has the meaning set forth in Section 9.7.
“Pension Plan” has the meaning set forth in Section 3.11(b).
“Per Claim Basket” has the meaning set forth in Schedule 1.
“Permits” has the meaning set forth in Section 3.14.
“Permitted Liens” means (a) mechanics’, carriers’, or workmen’s, repairmen’s or similar Liens arising or incurred in the ordinary course of business of the Company with respect to liabilities (other than Company Debt) that are not yet due or payable or that are being contested in good faith by appropriate proceedings, (b) Liens for Taxes, assessments and any other governmental charges which are not due and payable or which may hereafter be paid without penalty or which are being contested in good faith by appropriate proceedings, (c) other imperfections of title or encumbrances that are of record, if any, which imperfections of title or other encumbrances, individually or in the aggregate, do not materially impair the use or value of the property to which they relate, (d) any other Liens that will be terminated at or prior to Closing in accordance with this Agreement, and (e) Liens relating to the leases set forth on Section 3.13 of the Disclosure Schedule.
“Person” has the meaning set forth in Section 11.11.
“Personal Property” has the meaning set forth in Section 3.7(a).
“Permits” has the meaning set forth in Section 3.14.
“Plans” has the meaning set forth in Section 3.11(a)(i).
“Product” means each product manufactured, licensed, distributed or sold by the Company with respect to the Business at any time.
“Purchase Price Adjustment Escrow Account” means the escrow account established prior to the Closing pursuant to the terms and conditions of the Escrow Agreement to hold the Purchase Price Adjustment Escrow Funds.
“Purchase Price Adjustment Escrow Amount” has the meaning set forth in Schedule 1.
“Purchase Price Adjustment Escrow Funds” means, at any time after the Closing, the funds remaining in the Purchase Price Adjustment Escrow Account, including accrued interest thereon.

“R&W Insurance” means an insurance policy which may be acquired by Buyer on or prior to the Closing Date, naming Buyer as the insured, which policy insures Buyer for breaches of the representations and warranties given by Seller or the Company under this Agreement.
“Real Estate Permitted Liens” means the following:
(a)    All building codes and zoning ordinances and other laws, ordinances, regulations, rules, orders or determinations of any federal, state, county, municipal or other Governmental Authority heretofore, now or hereafter enacted, made or issued by any such Governmental Authority affecting the Real Property, or any portion thereof, which do not impair in any material respect the use of the Real Property to which they relate;
(b)    All easements, rights-of-way, servitudes, covenants, conditions, restrictions, reservations, licenses, agreements, imperfections of title and other similar matters which are of record or which do not impair in any material respect the present use of the Real Property to which they relate;
(c)    All electric power, telephone, gas, sanitary sewer, storm sewer, water, steam, compressed air and other utility lines, pipelines, service lines and similar facilities now located on, over or under the Real Property, and all licenses, easements, flowage rights, rights-of-way and other similar agreements relating thereto granted in the ordinary course of business which are of record or which do not impair in any material respect the present use of the Real Property to which they relate;
(d)    The Liens of Taxes and assessments not yet due and payable or which may hereafter be paid without penalty or which are being contested in good faith by appropriate proceedings;
(e)    All other matters that are reflected on the title commitments, reports, policies and/or surveys listed on Section 1.1(a) of the Disclosure Schedule;
(f)    All existing public and private roads and streets (whether dedicated or undedicated), and all railroad lines and rights-of-way affecting the Real Property;
(g)    The Real Property leases;
(h)    Any matters to which a Real Property Lease is subject or subordinate;
(i)    Mechanics’, carriers’, workmen’s, repairmen’s or similar Liens arising or incurred in the ordinary course of business;
(j)    Any Liens that will be terminated at or prior to Closing in accordance with this Agreement; and
(k)    The matters set forth on Section 1.1(b) of the Disclosure Schedule.
“Real Property” has the meaning set forth in Section 3.8.

“SAR Plan” has the meaning set forth in Section 6.16.
“Seller” has the meaning set forth in the preamble to this Agreement.
“Seller Claims” has the meaning set forth in Section 9.2(b).
“Seller Indemnified Parties” has the meaning set forth in Section 9.2(b).
“Seller Transaction Agreements” has the meaning set forth in Section 4.1.
“Seller Transaction Expenses” means an amount equal to the sum of (a) the fees and expenses of the Company’s outside advisers incurred by the Company prior to or associated with the Closing in connection with the transactions contemplated by this Agreement and (b) all Change of Control Payments, in each case to the extent unpaid as of the close of business on the day immediately preceding the Closing Date.
“Survival Expiration Date” has the meaning set forth in Section 9.1.
“Tax” (including “Taxes”) means all U.S. federal, state, provincial, local, non-U.S. and other net income, gross income, gross receipts, sales, use ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes of any kind whatsoever, together with any interest and any penalties, fines, additions to tax, interest or additional amounts with respect thereto.
“Tax Refund” has the meaning set forth in Section 6.9(a).
“Tax Return” means any return, declaration, report, claim for refund, statement, information return or statement or other document required to be filed with respect to Taxes including any schedule thereto, and including any amendment thereof.
“Termination Date” has the meaning set forth in Section 8.1(b).
“Third Party Claim” has the meaning set forth in Section 9.1.
“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988.
ARTICLE II
PURCHASE AND SALE OF COMPANY INTERESTS
2.1    Purchase and Sale. On the terms and subject to the conditions set forth herein, at the Closing, Seller hereby agrees to sell and Buyer hereby agrees to purchase all right, title and interest of Seller in and to the Company Interests (the “Acquisition”). At the Closing, Seller shall convey, transfer, assign and deliver to Buyer the Company Interests free and clear of all Liens, other than Liens arising by reason of the Acquisition under applicable federal or state laws.

2.2    Pre-Closing Statement. Not less than three (3) Business Days prior to the Closing Date, the Company shall deliver to Buyer a written statement setting forth its good faith estimates of (i) Closing Date Net Working Capital (“Estimated Closing Date Net Working Capital”) and its calculation of the Estimated Net Working Capital Adjustment Amount derived therefrom, (ii) the aggregate amount of Company Debt as of the close of business on the day immediately preceding the Closing Date (“Estimated Company Debt”), (iii) the aggregate amount of Company Cash as of the close of business on the day immediately preceding the Closing Date (“Estimated Company Cash”) and (iv) the aggregate amount of Seller Transaction Expenses (“Estimated Seller Transaction Expenses”).
2.3    Closing Actions.
(a)    At the Closing, subject to Section 2.4:
(i)    Buyer shall make the following payments:

(A)
to Seller an amount equal to the Estimated Purchase Price less the Aggregate Escrow Amount, which amount shall be paid by wire transfer of immediately available funds to an account designated by Seller to Buyer in writing no later than two (2) Business Days prior to the Closing Date;

(B)
with respect to each Payoff Letter provided to Seller in accordance with Section 6.12, the amount of Company Debt set forth therein to the lender or lenders entitled thereto, which amounts shall be paid in accordance with the instructions set forth in the applicable Payoff Letter;

(C)
with respect to each Person entitled to receive a portion of the Estimated Seller Transaction Expenses, the amount of such portion of the Estimated Seller Transaction Expenses, which shall be paid to such Person in accordance with the instructions provided by Seller to Buyer in writing no later than two (2) Business Days prior to Closing (which instructions may, for the avoidance of doubt, provide for any such payment to be made the Company for further payment at Closing to the applicable Person); and

(D)
the Purchase Price Adjustment Escrow Amount into the Purchase Price Adjustment Escrow Account and the Indemnity Escrow Amount into the Indemnity Escrow Account, in each case pursuant to the terms of the Escrow Agreement.

(ii)    Buyer shall deliver to Seller the following:

(A)	the Escrow Agreement, duly executed by Buyer and the Escrow Agent.

(iii)    Seller shall deliver to Buyer:

(A)	all proper and necessary instruments for the conveyance of all of Seller’s right, title and interest in, to and under the Company Interests; and

(B)	the Escrow Agreement, duly executed by Seller.
2.4    Closing. The closing of the transactions contemplated hereby (the “Closing”) will take place at the offices of Buyer at 825 Brickell Bay Drive, Suite 1644, Miami, FL 33131, at 10:00 a.m. (local time) or by exchange of the required documents by facsimile or email on the later of (i) January 8, 2016 or (ii) the date that is three (3) Business Days following the satisfaction or waiver of all conditions to Closing set forth in Article VII hereof (other than those that can only be satisfied at Closing), or at such other time and place as the parties may agree (the “Closing Date”). All proceedings to be taken and all documents to be executed and delivered by all parties at the Closing will be deemed to have been taken and executed simultaneously and no proceedings will be deemed to have been taken or documents executed or delivered until all have been taken, executed and delivered.
2.5    Post-Closing Adjustment.
(a)    As soon as reasonably practicable following the Closing Date, and in any event within thirty (30) calendar days thereof, Buyer shall prepare and deliver to Seller a statement (the “Closing Date Statement”) setting forth its good faith calculations of (i) Net Working Capital as of the close of business on the day immediately preceding the Closing Date, calculated in accordance with the Accounting Principles (“Closing Date Net Working Capital”), together with appropriate supporting schedules, calculations and documentation, and its calculation of the Net Working Capital Adjustment Amount derived therefrom, (ii) the aggregate amount of Company Debt as of the close of business on the day immediately preceding the Closing Date, (iii) the aggregate amount of Company Cash as of the close of business on the day immediately preceding the Closing Date and (iv) the aggregate amount of Seller Transaction Expenses. A sample Closing Date Statement is attached hereto as Schedule 2.5 for illustrative purposes only. Following the Closing, Buyer shall provide Seller and its representatives reasonable access to the records, properties, personnel and (subject to the execution of customary work paper access letters if requested) auditors of the Company relating to the preparation of the Closing Date Statement and shall cause the personnel of the Company to reasonably cooperate with Seller in connection with its review of the Closing Date Statement.
(b)    If Seller shall disagree with any aspect of the Closing Date Statement (including the calculations or the amounts set forth therein), it shall notify Buyer of such disagreement in writing (the “Objection”), setting forth in reasonable detail the particulars of such disagreement, within thirty (30) days after its receipt of the Closing Date Statement. In the event that Seller does not provide an Objection within such thirty (30) day period, Seller shall be deemed to have accepted the Closing Date Statement and the calculations and amounts set forth therein, which shall be final, binding and conclusive for all purposes hereunder. In the event an Objection is timely provided, Buyer and Seller shall use reasonable best efforts for a period of thirty (30) days

(or such longer period as they may mutually agree) to resolve any disagreements with respect to the Closing Date Statement. If, at the end of such period, they are unable to resolve such disagreements, then Grant Thornton LLP (or such independent accounting or financial consulting firm of recognized national standing as may be mutually selected by Buyer and Seller) (the “Auditor”) shall resolve any remaining disagreements. The Auditor shall be instructed to resolve solely those matters specified in the Objection. The Auditor shall investigate only those items which are in dispute and shall not assign a value to any item that is (A) greater than the greatest value for such item claimed by either of Buyer or Seller or (B) lower than the lowest value for such item claimed by either of Buyer or Seller. The Auditor’s determination shall be based only upon written submissions by Buyer and Seller, and not upon an independent review by the Auditor. The Parties shall instruct the Auditor to render its determination within thirty (30) days of the referral of such matter thereto, and the determination of the Auditor shall be final, binding and non-appealable upon all parties for all purposes of this Agreement. None of Seller, Buyer or the Company shall have any ex parte communications or meetings with the Auditor without the prior consent of Buyer (in the case of Seller) or Seller (in the case of Buyer or the Company). The fees, costs and expenses of the Auditor shall be paid (i) by Seller if the items covered thereby are resolved in favor of Buyer or (ii) by Buyer if the items covered thereby are resolved in favor of the Objection. If the items referred to therein are resolved in part in favor of the Objection and in part in favor of Buyer, such fees, costs and expenses shall be allocated between Seller and Buyer in inverse proportion as Seller and Buyer may prevail on matters resolved by the Auditor, which proportionate allocations shall be determined by the Auditor; provided, however, that Seller shall be considered the prevailing party with respect to any matter resolved by the Auditor if the Objection giving rise thereto resulted from Buyer’s failure to provide Seller with the records, properties, personnel and auditors back-up or supporting data relating to the preparation of the Closing Date Statement reasonably and timely requested by Seller in accordance with this Section 2.5. The date on which all disputed amounts set forth in the Closing Date Statement are finally determined in accordance with this Section 2.5(b) is hereinafter referred to as the “Determination Date.”
(c)    Final Purchase Price. As used in this Agreement, the “Final Purchase Price” means an amount equal to (i) the Enterprise Value, plus (ii) the Net Working Capital Adjustment Amount if a positive number, minus (iii) the absolute value of the Net Working Capital Adjustment Amount if a negative number, plus (iv) Company Cash as of the close of business on the day immediately preceding the Closing Date, minus (v) Company Debt as of the close of business on the day immediately preceding the Closing Date minus (vi) the Seller Transaction Expenses, in each case of clauses (ii) - (vi) as finally determined in accordance with this Section 2.5.
(d)    Final Adjustment Payment. No later than the fifth Business Day following (i) the acceptance of the Closing Statement by Seller or (ii) the Determination Date, as applicable, if:
(i)    the Final Purchase Price is greater than the Estimated Purchase Price, (x) Buyer shall pay to Seller the amount of such difference, by wire transfer of immediately available funds to the account designated pursuant to Section 2.3(a)(i)(A) or such other account as may be designated by Seller and (y) each of Buyer and Seller shall execute joint written instructions to the Escrow Agent instructing the Escrow Agent to disburse the entire amount of the Purchase Price

Adjustment Escrow Funds to the account designated pursuant to Section 2.3(a)(i)(A) or such other account as may be designated by Seller;
(ii)    the Final Purchase Price is less than the Estimated Purchase Price (the amount of the difference, the “Deficit Amount”), each of Buyer and Seller shall execute joint written instructions to the Escrow Agent instructing the Escrow Agent (x) if the Deficit Amount is less than the Purchase Price Adjustment Funds, to disburse the Deficit Amount from the Purchase Price Adjustment Escrow Account to an account(s) designated in writing by Buyer and the remainder of the Purchase Price Adjustment Escrow Account to Seller to the account designated pursuant to Section 2.3(a)(i)(A) or such other account as may be designated by Seller or (y) if the Deficit Amount is greater than the Purchase Price Adjustment Funds, to disburse (1) the entire amount of Purchase Price Adjustment Escrow Account and (2) the amount of the shortfall from the Indemnity Escrow Account, in each case of clauses (1) and (2) to an account(s) designated in writing by Buyer; or
(iii)    the Final Purchase Price equals the Estimated Purchase Price, each of Buyer and Seller shall execute joint written instructions to the Escrow Agent instructing the Escrow Agent to disburse the entire amount of the Purchase Price Adjustment Escrow Funds to the account designated pursuant to Section 2.3(a)(i)(A) or such other account as may be designated by Seller.
(iv)    Notwithstanding anything to the contrary in this Agreement, Buyer’s sole recourse for payment of the Deficit Amount shall be the Purchase Price Adjustment Escrow Funds and the Indemnity Escrow Funds, in each case as provided in Section 2.5(d), and neither Buyer nor the Company nor any of their respective Affiliates shall have any claim against Seller or any of its Affiliates in respect thereof.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth on the Disclosure Schedule, the Seller and the Company, jointly and severally, represent and warrant to Buyer as follows:
3.1    Organization of the Company; Authority and Binding Effect. The Company is duly organized, validly existing and in good standing under the laws of the State of Arizona, and has all requisite power and authority to enter into this Agreement and the agreements contemplated by this Agreement to be entered into by it at Closing (collectively, “Company Transaction Agreements”), to consummate the transactions contemplated hereby and thereby, to own, lease and operate its properties and to conduct its business as presently conducted. The Company is duly qualified or licensed to do business as a foreign entity and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to obtain such qualification or license would not, individually or in the aggregate, have a Material Adverse Effect. The execution, delivery and performance by the Company of this Agreement and the other Company Transaction Agreements, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action on the part of the Company. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by (a) applicable insolvency, bankruptcy, reorganization, moratorium or other similar laws affecting creditors’ rights generally or (b) applicable equity principles (whether considered in a proceeding at law or in equity). Each other Company Transaction Agreement will be duly executed and delivered by the Company and will constitute a valid and binding obligation of Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by (x) applicable insolvency, bankruptcy, reorganization, moratorium or other similar laws affecting creditors’ rights generally or (y) applicable equity principles (whether considered in a proceeding at law or in equity).
3.2    Capitalization.
(b)    Section 3.2(a)(i) of the Disclosure Schedule sets forth the authorized, issued and outstanding Company Interests. Except as set forth in Section 3.2(a)(ii) of the Disclosure Schedule, there are no limited liability company or other equity interests of the Company issued, reserved for issuance or outstanding and no outstanding rights (including any preemptive rights) of any character whatsoever to which the Company is a party or is bound requiring the issuance or sale of any limited liability company or other equity interests of the Company.
(c)    Except as set forth in Section 3.2(b) of the Disclosure Schedule, the Company Interests are duly authorized and validly issued in accordance with the Company LLC Agreement and, except as provided in the Company LLC Agreement.
(d)    The copies of the Articles of Organization of the Company and Company LLC Agreement provided to Buyer are true, accurate, and complete and reflect all amendments made through the date of this Agreement. All material actions taken by the Company have been duly authorized or ratified.
3.3    Subsidiaries. The Company has no subsidiaries.
3.4    No Violation; Consents and Approvals. Except as set forth in Section 3.4 of the Disclosure Schedule, the execution and delivery by the Company of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, (a) conflict with, or result in any violation of or default (or an event which, with notice or lapse of time or both, would constitute a default) under (i) any provision of the organizational documents of the Company, (ii) any material judgment, order, injunction or decree (an “Order”) applicable to the Company or its properties or assets, or (iii) any statute, law, ordinance, by-law, rule or regulation in any relevant jurisdiction (“Applicable Law”), applicable to the Company or the property or assets of the Company, or (b) give rise to any right of termination, cancellation or acceleration, or result in the creation of any Lien upon any of the properties of the Company; provided, however, that no representation or warranty is made in the foregoing clauses (a)(ii), (a)(iii) and (b) with respect to matters that, individually or in the aggregate, would not result in a Material Adverse Effect. Except as set forth in Section 3.4 of the Disclosure Schedule, no consent, approval, order or authorization of, or registration, declaration or filing with (“Governmental Approval”), any court, administrative agency or commission or other governmental entity, authority or instrumentality, domestic or foreign (“Governmental Authority”) is required to be obtained or made by or with respect to the Company in connection with the consummation of the transactions contemplated hereby; provided, however, that no representation and warranty is made with respect to authorizations, approvals, notices or filings with any Governmental Authority that, if not obtained or made, would not, individually or in the aggregate, result in a Material Adverse Effect.
3.5    Financial Statements; Absence of Undisclosed Liabilities, Accounts Receivable, Inventories.
(a)    Attached to Section 3.5(a) of the Disclosure Schedule are the financial statements of the Company, which comprise the balance sheets as of December 31, 2014, 2013, and 2012, and the related statements of operations, member’s equity, and cash flows for the years then ended, and the related notes to these financial statements, audited by EideBailly LLP as of July 2, 2015 (the "Audited Financial Statements").  The Audited Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2014, 2013, and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Also attached to Section 3.5(a) of the Disclosure Schedule are the financial statements of the Company which comprise the statements of assets, liabilities and member’s equity - income tax basis as of December 31, 2014 and 2013, and the related statements of revenue and expenses – income tax basis, changes in member’s equity – income tax basis, and cash flows – income tax basis for the years then ended, and the related notes to these financial statements, audited by EideBailly LLP as of March 26, 2015 (the "Audited Financial Statements – Income Tax Basis").  The Audited Financial Statements – Income Tax Basis present fairly, in all material respects, the assets, liabilities and member’s equity of the Company as of December 31, 2014 and 2013, and its revenue and expenses, changes in member’s equity and cash flows for the years then ended in accordance with the basis of accounting the Company uses for income tax purposes, as described in Note 1 to the Audited Financial Statements – Income Tax Basis under the heading "Basis of Accounting".

Also attached to Section 3.5(a) of the Disclosure Schedule are the interim unaudited financial statements of the Company which comprise the statements of assets, liabilities and member’s equity - income tax basis as of October 31, 2015 (the "Latest Balance Sheet"), and the related statements of revenue and expenses – income tax basis for the 10-month period then ended (the "Interim Financial Statements").  Except as set forth on Schedule 3.5(a), the Interim Financial Statements present fairly, in all material respects, the assets, liabilities and member's equity, and the revenues and expenses, of the Company as of and for the 10-month period ended on such date, in accordance with the basis of accounting the Company uses for income tax purposes, consistent with the methodologies and presentation set forth in the Audited Financial Statements – Income Tax Basis.

The books, records and ledgers of the Company fairly and accurately in all material respects reflect all of the Company's transactions, assets and liabilities.

(b)    Except as set forth on Section 3.5(b) of the Disclosure Schedule, as of the date of this Agreement, to the Company’s Knowledge, there is no liability, debt or obligation of or claim against the Company of a type which is required to be reflected or reserved for on a balance sheet prepared in accordance with applicable Tax reporting requirements, except for liabilities and obligations (i) reflected or reserved for in the Latest Balance Sheet, (ii) that have arisen since the date of the Latest Balance Sheet in the ordinary course of the operation of business of the Company or (iii) which would not reasonably be expected to result in losses to the Company in excess of $25,000.
(c)    Except as set forth in Section 3.5(c) of the Disclosure Schedule, the accounts receivable reflected on the Latest Balance Sheet arose from bona fide transactions in the ordinary course of business, and are not subject to any defenses, counterclaims, or rights or setoff other than those arising in the ordinary course of business.
(d)    The Inventory of the Company consists of items of a quality, condition and quantity usable and expected by the Company to be saleable in the ordinary and usual course of business for the purposes for which intended, except for obsolete materials and materials below standard quality and slow-moving materials, which, to the extent such Inventory was identified as such by the Company prior to the date of the Latest Balance Sheet, are written off or written down to net realizable value in the Interim Financial Statements in accordance with the Company’s standard practices and policies.
3.6    Absence of Certain Changes or Events. Except as set forth in Section 3.6 of the Disclosure Schedule, as otherwise contemplated by this Agreement or as reflected in the Latest Balance Sheet, since December 31, 2014, (i) the Company has, in all material respects, operated its business solely in the ordinary course of business consistent with past practices and (ii) the Company has not engaged in any of the activities that, if engaged in during the period from the date of this Agreement to the Closing Date, would be prohibited by Sections 6.1(a) through (m).
3.7    Personal Property.
(a)    Except as set forth in Section 3.7(a) of the Disclosure Schedule, the Company has good and valid title to all material items of personal property, whether tangible or intangible, owned by them, and a valid and enforceable right to use all tangible items of personal property leased by or licensed to them (collectively, the “Personal Property”), in each case, free and clear of all Liens, other than Permitted Liens.
(b)    Except as set forth in Section 3.7(b) of the Disclosure Schedule and as would not have a Material Adverse Effect, all Personal Property necessary for the operation or conduct of the business of the Company as conducted on the date hereof is, in the aggregate, in adequate operating condition and repair, normal wear and tear excepted, other than machinery and equipment under repair or out of service in the ordinary course of business.
3.8    Real Property. As used in this Agreement, the term “Real Property” shall mean all real property and interests in real property owned or leased by the Company.

(a)    The Company owns no Real Property.
(b)    Section 3.8(b) of the Disclosure Schedule lists each lease with respect to any Real Property leased to or from the Company (the “Leased Real Property”). The Leased Real Property constitutes all material real property and interests in real property used, owned or occupied by the Company.
(c)    The Company has valid leasehold interests in all Leased Real Property leased by it, in each case, free and clear of all mortgages, Liens and security interests granted by the Company, except for Permitted Liens and Real Estate Permitted Liens.
(d)    Except as set forth on Section 3.8(d) of the Disclosure Schedule, there have been no notices of default or other breach issued within the past twenty-four (24) months by the Company or received by the Company within the past twenty-four (24) months regarding such Leased Real Property.
3.9    Intellectual Property.
(a)    Section 3.9(a) of the Disclosure Schedule sets forth a complete list of all registered patents, trademarks, trade names, service marks, assumed names, copyrights, domain names and all applications therefor owned, filed or licensed by the Company, in each case, which are material to the conduct of the business of the Company as of the date hereof, and, with respect to registered trademarks, all jurisdictions in which such trademarks are registered.
(b)    As used in this Section 3.9(b), “Intellectual Property” shall mean all intellectual property described in Section 3.9(a) and all inventions, invention studies (whether patentable or unpatentable), copyrights, trademarks, service marks, trade dress, trade names, domain names, trade secrets and know-how which are material to the conduct of the business of the Company as of the date hereof. Except as set forth in Section 3.9(b) of the Disclosure Schedule and except as would not have a Material Adverse Effect, (i) the consummation of the transactions contemplated by this Agreement will not impair any right to use any Intellectual Property, (ii) all Intellectual Property owned by the Company is owned by the Company free and clear of all Liens, other than Permitted Liens, (iii) the Company owns or has the right to use all of the Intellectual Property used in the conduct of their businesses, (iv) to the Company’s Knowledge, the Intellectual Property does not infringe upon any rights of any other Person and (x) no claims have been asserted by any Person in writing with respect to the ownership, validity, unenforceability, or use by the Company of the Intellectual Property and the Company has not received any notice in writing that the use by the Company of the Intellectual Property infringes upon any rights of any other Person and (y) neither the Company nor the Seller has made any claim of any violation or infringement by others of any of the Company’s Intellectual Property or interests therein and (v) to the extent any of the Intellectual Property constitutes proprietary or confidential information, the Company has exercised commercially reasonable care to protect the confidentiality of such information, and (vi) no license or royalty agreement to which the Company is a party is in breach or default by any party thereto or the subject of any notice of termination given or, to the Company’s Knowledge, threatened and no royalties, honoraria or fees are payable by the Company or any of its Affiliates to any Person by

reason of the ownership or use of any of the Intellectual Property except for any royalties and/or fees payable in connection with non-exclusive commercially available software.
3.10    Litigation. Except as set forth in Section 3.10 of the Disclosure Schedule, there are no claims, actions, suits, investigations or proceedings (regardless of whether formal or informal) against the Company or relating to the Business pending or, to the Company’s Knowledge threatened in writing or before or by any Governmental Authority, or before any arbitrator. Section 3.10 of the Disclosure Schedule sets forth a true and correct listing of all material actions, suits, claims or proceedings, or to the Company’s Knowledge, investigations that were pending against the Company or settled or adjudicated by the Company in the last five (5) years. There are no outstanding orders, decrees, judgments, settlements or stipulations issued by any Governmental Authority in any proceeding (or agreed to by the Company or Seller) to which the Company is or was a party which have not been materially complied with or which continue to impose any material obligations on the Company or the Business.
3.11    Employee Benefit Matters and Plans.
(a)    Section 3.11(a) of the Disclosure Schedule sets forth a list of each of the following, if any, sponsored, maintained or contributed to by the Company for the benefit of any employee, leased employee, director, officer, shareholder or independent contractor, whether current or former, of the Company or with respect to which the Company has or may have any actual liability on behalf of or any trade or business that together with the Company would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Company ERISA Affiliate”):
1.each “employee benefit plan,” as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (including, but not limited to, employee benefit plans, such as foreign plans, which are not subject to the provisions of ERISA) (“Plan”); and,
(ii)    each personnel policy, employee manual or other written statements of rules or policies concerning employment, option plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation and sick leave policy, medical, dental, disability or life insurance, severance pay policy or agreement, deferred compensation agreement or arrangement, consulting agreement, employment contract and each other employee benefit plan, agreement, arrangement, program or practice which is not described in Section 3.11(a)(i) (“Benefit Program or Agreement”).
(b)    True, and accurate copies of each Plan and Benefit Program or Agreement of the Company, together with all current trust agreements, the most recent annual reports on Form 5500 and any auditor’s reports, the three (3) most recent financial statements, the most recent actuarial reports, all agreements or contracts with any investment manager or investment advisor with respect to any Plan or Benefit Program or Agreement of the Company, the most recent IRS favorable determination or opinion letters, all current summary plan descriptions and summaries of material modifications for such plans, have been furnished to Buyer. In the case of any unwritten Plan or Benefit Program or Agreement, a written description of such Plan or Benefit Program or

Agreement has been furnished to Buyer. All amendments required to bring any Plan into conformity with any applicable provisions of ERISA and the Code have been duly adopted. The Company has provided Buyer with a list of each actuary, attorney, and accountant providing professional services with respect to each Plan or Benefit Program or Agreement plan of the Company.
(c)    Except as set forth in Section 3.11(c) of the Disclosure Schedule,
The Company does not contribute to or have an obligation to contribute to, and the Company has not at any time within the past six (6) years, contributed to or had an obligation to contribute to, and the Company does not have any actual liability under a multiemployer plan within the meaning of Section 3(37) of ERISA (“Multiemployer Plan”) or a multiple employer plan within the meaning of Section 413(b) and (c) of the Code;
(ii)    No Plan is or at any time was a “defined benefit plan” as defined in Section 3(35) of ERISA or a pension plan subject to the funding requirements of Section 302 of ERISA or Section 412 of the Code. The Company does not currently participate in, has not within the last six (6) years participated in, is not required currently and has not within the last six (6) years been required to contribute to or otherwise participate in any plan, program or arrangement subject to Title IV of ERISA;
(iii)    The Company has substantially performed all material obligations, whether arising by operation of law or by contract, required to be performed by it in connection with the Plans and the Benefit Programs and Agreements, and, to the Company’s Knowledge, there have been no defaults or violations by any other party to the Plans or Benefit Programs or Agreements;
(iv)    All material reports and disclosures relating to the Plans required to be filed with or furnished to governmental agencies, Plan participants or Plan beneficiaries have been filed or furnished in accordance with applicable law in a timely manner, and each Plan and each Benefit Program or Agreement has been administered in substantial compliance with its governing documents;
(v)    Each of the Plans intended to be qualified under Section 401(a) of the Code satisfies the requirements of such Section and has received or is subject to a favorable determination or opinion letter from the Internal Revenue Service regarding such qualified status, which has not been revoked and each Plan has not, since receipt of the most recent favorable determination or opinion letter, been amended or operated in a way which would reasonably be expected to adversely affect such qualified status;
(vi)    There are no actions, suits or claims pending (other than routine claims for benefits) or, to the Company’s Knowledge, threatened against, or with respect to, any of the Plans or Benefit Programs or Agreements or their assets;

(vii)    All contributions required to be made to the Plans pursuant to their terms and provisions and applicable law have been made timely;
(viii)    None of the Plans nor any trust created thereunder or with respect thereto has engaged in any “prohibited transaction” or “party-in-interest transaction” as such terms are defined in Section 4975 of the Code and Section 406 of ERISA which could subject any Plan, the Company or any of its officers, directors, or employees to a tax or penalty on prohibited transactions or party-in-interest transactions pursuant to Section 4975 of the Code or Section 502(i) of ERISA;
(ix)    There is no matter (other than routine filings) pending with respect to any of the Plans or Benefit Programs or Agreements before the Internal Revenue Service, the Department of Labor or the PBGC;
(x)    Each trust funding a Plan, which trust is intended to be exempt from federal income taxation pursuant to Section 501(c)(9) of the Code, satisfies the requirements of such section and has received a favorable determination letter from the Internal Revenue Service regarding such exempt status and has not, since receipt of the most recent favorable determination letter, been amended or operated in a way which would adversely affect such exempt status;
(xi)    The Company has no obligation to provide health benefits or life insurance benefits to former employees, except as specifically required by law;
(xii)    Neither the execution and delivery of this Agreement nor the consummation of any or all of the transactions contemplated hereby will: (A) entitle any current or former employee of the Company to severance pay, unemployment compensation or any similar payment, (B) accelerate the time of payment or vesting or increase the amount of any compensation due to any such employee or former employee, or (C) directly or indirectly result in any payment made to or on behalf of any Person, to constitute a “parachute payment” within the meaning of Section 280G of the Code;
(xiii)    Neither the Company nor any Company ERISA Affiliate has incurred any liability or taken any action, and no action or event has occurred, that would reasonably be expected to cause the Company to incur any liability (A) under Section 412 of the Code or Title IV of ERISA with respect to any “single-employer plan” within the meaning of Section 4001(a)(15) of ERISA that is not a Plan, or (B) to any Multiemployer Plan, including without limitation an account of a partial or complete withdrawal within the meaning of Sections 4203 and 4205 of ERISA;
(xiv)    Within the last five (5) years, there have not been any (A) work stoppages, labor disputes or other significant controversies between the Company and its employees, (B) labor union grievances or organizational efforts, or (C) unfair labor practice or labor arbitration proceedings pending or threatened;

(xv)    Except as required by Applicable Laws, the Company and all Company ERISA Affiliates (and all successors thereto) have the right or ability to unilaterally amend or terminate any Plan or Benefit Program or Agreement without the Company having any liability under such Plan or Benefit Program or Agreement other than as set forth in the documentation evidencing such Plan or Benefit Program or Agreement that has been made available to Buyer prior to the date hereof, and there has been no act or omission that would impair any such right or ability of the Company or any Company ERISA Affiliates.
(xvi)    The Company has not made or become obligated to make, and the Company will not, as a result of any event connected with any transaction contemplated herein, become obligated to make, any payments that could be nondeductible by reason of Section 162(m) of the Code; and
(xvii)    There exist no loans or extensions of credit by the Company to any current or former manager, director, officer, employee or independent contractor of the Company which have not been repaid in full (for any reason) as of the date hereof.
(d)    Except as set forth in Section 3.11(d) of the Disclosure Schedule, the Company is not a party to any agreement, nor has established any policy or practice, requiring the Company to make a payment or provide any other form or compensation or benefit to any Person performing services for the Company upon termination of such services which would not be payable or provided in the absence of the consummation of the transactions contemplated by this Agreement.
(e)    The Company has complied with (A) the notice and continuation of coverage requirements of Section 4980B of the Code, and the regulations thereunder; (B) Part 6 of Title I of ERISA; (C) the Health Insurance Portability and Accountability Act of 1996 with respect to any group health plan within the meaning of Code Section 5000(b)(1); and (D) any applicable state statutes mandating health insurance continuation coverage for small employers.
(f)    The Company has taken such actions necessary with respect to each Plan and Benefit Program or Agreement to ensure that no Employee is subject to Taxes or penalties under Section 409A of the Code.
(g)    Except as set forth on Section 3.11(c)(xii) of the Disclosure Schedule, the Company will not become obligated to pay to any employee or consultant of the Company or any other Person any severance or any other payment in connection with the closing of the transactions contemplated hereby.
3.12    Taxes. Except as set forth in Section 3.12 of the Disclosure Schedule:
(a)    The Company has not filed an election to be treated as an association taxable as a corporation for income tax purposes and since its inception the Company has always been treated as a disregarded entity included in the member(s) federal, state, and local income tax returns;

(b)    The Company and the Seller have each timely filed (after giving effect to applicable extensions) with the appropriate taxing authorities all material Tax Returns required to be filed by or with respect to it, either separately or as part of an affiliated group of entities, pursuant to the laws of any Governmental Authority with taxing power over the Company or its assets or businesses or the Seller or its assets or businesses, respectively, on or prior to the Closing Date, and such Tax Returns were correct and complete in all material respects when filed;
(c)    The Company and Seller have each timely paid all material Taxes of the Company and the Seller, respectively, whether or not shown to be due on such Tax Returns;
(d)    All Taxes incurred prior to or on the Closing Date but not yet due and payable as of the Closing Date will be accrued on the Closing Date Statement (along with any other incurred and unpaid Taxes as of such date);
(e)    No waivers of statutes of limitation have been given or requested with respect to the Company in connection with any material Tax Returns covering the Company or with respect to any material Taxes payable by it;
(f)    The Company has or has caused to be duly and timely withheld and have paid over to the appropriate taxing authorities all Taxes required to be so withheld and paid over for all periods under all Applicable Laws;
(g)    The Company will not be liable for any Taxes with respect to periods ending on or prior to the Closing Date in excess of the amount of Taxes already then paid or accrued pursuant to paragraphs (b), (c) and (e) above;
(h)    Neither the Seller nor the Company is a United States real property holding company within the meaning of Section 897 of the Code;
(i)    There are no Liens, other than Permitted Liens, with respect to Taxes upon any assets of the Company; and
(j)    Without limiting the foregoing:
(i)    no deficiency or proposed adjustment which has not been settled or otherwise resolved for any amount of Taxes has been asserted or assessed by any Governmental Authority against Seller or the Company;
(ii)    Neither the Seller nor the Company has consented to extend the time in which any Taxes may be assessed or collected by any Governmental Authority;
(iii)    Neither the Seller nor the Company has requested or been granted an extension of the time for filing any Tax Return to a date later than the Closing Date;
(iv)    there is no action, suit, Governmental Authority proceeding, or audit or claim for refund in progress, pending or threatened against or with respect to the Seller or the Company regarding Taxes;

(v)    true, correct and complete copies of all income and sales Tax Returns filed by or with respect to the Company for the past three years have been furnished to Buyer;
(vi)    there are no liens or encumbrances relating to Taxes upon the assets of the Seller or the Company (other than for current Taxes not yet due and payable);
(vii)    Neither the Seller nor the Company will be required (A) as a result of a change in method of accounting for a taxable period ending on or prior to the Closing Date, to include any adjustment under Section 481(c) or 263A of the Code in taxable income for any taxable period (or portion thereof) beginning after the Closing or (B) as a result of any “closing agreement,” as described in Section 7121 of the Code, to include any item of income or exclude any item of deduction from any taxable period (or portion thereof) beginning after the Closing;
(viii)    Neither the Seller nor the Company is a party to or bound by any tax allocation or tax sharing agreement or has any current or potential contractual obligation to indemnify any other Person with respect to Taxes other than loan agreements or agreements entered into in the ordinary course of business not primarily related to Taxes;
(ix)    Neither the Seller nor the Company has liability for Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local, or foreign income Tax law), as transferee or successor;
(x)    Neither the Seller nor the Company has made any payments, nor will the Seller or the Company become obligated under any contract entered into on or before the Closing Date to make any payments which will be non-deductible, under Section 280G of the Code; or that would give rise to any obligation to indemnify any Person for any excise Tax payable pursuant to Code Section 4999;
(xi)    The Seller is not a “foreign person” as that term is used in Treasury Regulation Section 1.1445-2;
(xii)    no claim has been made by a Governmental Authority in a jurisdiction where the Company or the Seller does not file Tax Returns that either is or may be subject to Taxes assessed by such jurisdiction;
(xiii)    The Company has withheld and remitted to the appropriate Governmental Authorities in compliance with all applicable laws and regulations all Taxes required to be withheld and remitted by the Seller or the Company in connection with payments made to other persons;
(xiv)    Neither the Seller nor the Company has deferred intercompany transactions within the meaning of treasury Regulations Section 1.1502-13, and none of them has an excess loss in the stock or equity of any entity as contemplated in Treasury Regulations Section 1.1502.19;

(xv)    Neither the Seller or the Company has participated in any reportable transaction as contemplated in Treasury Regulations Section 1.6011-4;
(xvi)    None of the assets of the Company are “tax-exempt use property” within the meaning of Section 168(h) of the Code; and none of the assets of the Company are required to be or is being depreciated pursuant to the alternative depreciation system under Section 168(g)(2) of the Code;
(xvii)    Section 3.12(j) of the Disclosure Schedule sets forth all non-U.S. jurisdictions in which the Company is subject to Tax, is engaged in business which would require the Company to file Tax returns in such jurisdiction, or has a permanent establishment; and
(xviii)    Neither the Seller nor the Company has entered into a gain recognition agreement pursuant to Treasury Regulation Section 1.367(a)-8. The Company has not transferred an intangible asset the transfer of which would be subject to the rules of Section 367(d) of the Code.
3.13    Contracts and Commitments. Section 3.13 of the Disclosure Schedule sets forth a list of all of the following Contracts (other than Plans, except to the extent contemplated by Sections 3.13(a) or (b)) to which the Company is a party or by which the Company or its respective assets are bound (each, a “Material Contract”):
(a)    employment agreements or severance agreements or employee termination arrangements, in any such case, with respect to the senior executive officers of the Company and employees earning a base salary in excess of $200,000 per year;
(b)    any change of control agreements with employees of the Company;
(c)    Contracts containing any covenant limiting the ability of the Company to engage in any line of business or to compete with any business or Person;
(d)    Contracts with Seller or any owner, partner, member, officer, director or employee of Seller (other than any employment, severance and change of control agreements covered by clause (a) or (b) above);
(e)    Contracts under which the Company has borrowed or loaned money, or any note, bond, indenture, mortgage, installment obligation or other evidence of indebtedness for borrowed or loaned money or any guarantee of such indebtedness, in each case, relating to amounts in excess of $250,000;
(f)    leases pursuant to which material real property is leased to or from the Company;
(g)    guaranties, suretyships or other contingent agreements of the Company involving underlying obligations of not less than $250,000;
(h)    any Contract relating to capital expenditures with respect to the Company and involving future payments which exceed $250,000 in any 12-month period;

(i)    any Contract relating to the acquisition or disposition of material assets (other than in the ordinary course of business consistent with past practice) or any capital stock of any business enterprise; and
(j)    Contracts (other than those covered by clauses (a) through (i) above) pursuant to which the Company is entitled to receive or has an obligation to pay in excess of $1,000,000 over any twelve- month period.
The Company has made available to Buyer true, complete, and correct copies of all Material Contracts. Each of the Material Contracts is valid and binding upon the Company and, to the Company’s Knowledge, is in full force and effect in all material respects and enforceable by the Company in accordance with its respective terms, subject to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. As of the date hereof, with respect to all Material Contracts, neither the Company nor, to the Company’s Knowledge, any other party to any such contract is in breach thereof or default thereunder and, to the Company’s Knowledge, there does not exist under any event which, with the giving of notice or the lapse of time, would constitute such a breach or default, except for such breaches, defaults and events as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, result in a Material Adverse Effect.
3.14    Compliance with Laws. Except as set forth in Section 3.14 of the Disclosure Schedule, the Company is in compliance with all Applicable Laws and all Orders of, and agreements with, any Governmental Authority applicable to the Company, except for such noncompliance which would not individually, or in the aggregate, result in a Material Adverse Effect and provided that this representation shall not apply to matters governed by Sections 3.11, 3.12, 3.15 or 3.16. Except as set forth in Section 3.14 of the Disclosure Schedule, the Company has all material permits, certificates, licenses, approvals and other authorizations (“Permits”) required under Applicable Laws or necessary in connection with the conduct of its business as currently conducted, except where the failure to have any such Permits would not, individually or in the aggregate, result in a Material Adverse Effect.
3.15    Labor Matters. All employees or independent contractors of the Company (the “Business Employees”) are engaged or employed by the Company and not any of its or Seller’s Affiliates. Except as set forth in Section 3.15 of the Disclosure Schedule, with respect to the Company: (a) there is no collective bargaining agreement or relationship with any labor organization, nor does any labor union or association or collective bargaining agent represent any Business Employee; (b) no pending or, to the Company’s Knowledge, threatened unfair labor practice charge exists; (c) to the Company’s Knowledge, no officer or key manager of the Company has notified the Company in writing of his or her intention to terminate his or her employment with the Company; (d) no labor organization or Business Employee has filed any representation petition or made any written or, to the Company’s Knowledge, oral demand for recognition and none of same is pending or, to the Company’s Knowledge, threatened; (e) to the Company’s Knowledge, no union organizing or decertification efforts are underway or, threatened, and no other question concerning representation exists and none of same is pending or, to the Company’s Knowledge, threatened; (f) no labor strike, work stoppage or slowdown is underway or, to the Company’s Knowledge, threatened; (g) with respect to any Business Employee, there is no workers’ compensation liability other than workers’ compensation premiums payable in the ordinary course of business; (h) there is no employment-related charge, complaint, grievance, investigation, audit or lawsuit of any kind, pending or, to the Company’s Knowledge, threatened in any forum, relating to an alleged violation or breach by the Company (or its officers, managers, co-workers, supervisors, or directors) of any Applicable Law, Permit, or Contract, including, without limitation, federal or state civil rights or discrimination claims, FLSA claims, claims with the occupational safety and health Administration (“OSHA”), or similar claims; and (i) no term or condition of employment exists through arbitration awards, settlement agreements, side agreements, or other understandings that is inconsistent with the express terms of any applicable collective bargaining agreement with respect to (i) hours of work; (ii) scheduling and assignment of work; or (iii) layoffs or other workforce reductions (including but not limited to severance or notice requirements arising therefrom). Each independent contractor of the Company is properly classified as an independent contractor, and neither the Company nor any or Plan or Benefit Program or Agreement has any liability for any misclassification of any employee as an independent contractor. Each employee of the Company is properly classified with respect to eligibility for minimum wage and overtime under the FLSA and similar applicable state laws. With respect to all Business Employees who reside and/or work in the United States, the Company is in compliance with all applicable laws, rules and regulations relating to immigration and naturalization, including but not limited to, the Immigration Act of 1997, as amended, and the Labor Condition Application requirements and regulations of the U.S. Department of Labor. Except as set forth on Section 3.15 of the Disclosure Schedule, no action, suit, proceeding, hearing, investigation, charge, complaint or claim has been filed or commenced against the Company that (a) alleges any failure to comply with Applicable Laws relating to authorization to work in the United States or (b) seeks removal, exclusion or other restrictions on (i) such Business Employee’s ability to reside and/or accept employment lawfully in the United States and/or (ii) the Company’s continued ability to sponsor employees for immigration benefits.
3.16    Environmental Matters. Since December 31, 2011, except as set forth in Section 3.16 of the Disclosure Schedule, (i) the Company has not received any notice alleging any material violation of any Environmental Laws or any material liability pursuant to Environmental Laws, and, to the Company’s Knowledge, no such notice is threatened, (ii) the Company is and has been in compliance with Environmental Laws, except where the failure to be in compliance would not reasonably be expected to result in a Material Adverse Effect, (iii) the Company has obtained and is and has been in compliance with all Permits required under Environment Laws for the operation of the business of the Company (“Environmental Permits”), except where the failure to obtain or be in compliance with such Environmental Permits would not reasonably be expected to result in a Material Adverse Effect, (iv) no Hazardous Material has been transported, stored, treated or disposed of by the Company at, to or from the Real Property, except as would not reasonably be expected to result in a Material Adverse Effect, and (v) the Company has not entered into or agreed to, and is not subject to any judgment, decree or order of any Governmental Authority under any Environmental Laws.
3.17    Brokers. No broker, finder or financial advisor or other Person is entitled to any brokerage fees, commissions, finders’ fees or financial advisory fees in connection with the transactions contemplated hereby by reason of any action taken by the Company or any of its directors, officers, employees, representatives or agents, except for SunTrust Robinson Humphrey, Moelis & Company, LLC and American Securities LLC.
3.18    Affiliate Transactions. Except as set forth on Section 3.18 of the Disclosure Schedule, neither Seller nor its affiliates, nor any officer or director of the Company is a party to any transaction with the Company, other than transactions in the ordinary course of business consistent with past practice between any such Person and the Company relating to such Person’s employment or service with the Company (including, for the avoidance of doubt, service as a consultant for the Company).
3.19    Government Contracts.
(a)    Section 3.19(a) of the Disclosure Schedule sets forth a correct and complete list of each Government Contract that is currently in effect pursuant to which the Company is entitled to receive payments in excess of $1,000,000, subject to the terms thereof.
(b)    Section 3.19(b) of the Disclosure Schedule sets forth a correct and complete list of each outstanding Government Bid that relates to amounts in excess of $200,000 for which an award has not been issued prior to the date hereof.
(c)    Except as set forth in Section 3.19(c) of the Disclosure Schedule, (i) the Company has complied in all material respects with all Applicable Laws pertaining to each Government Contract and each Government Bid; (ii) all facts set forth in or acknowledged by the Company in any disclosure statements, representations, warranties or certifications made by the Company with respect to any Government Contract or Government Bid were, to the Company’s Knowledge, materially correct as of their submission date; (iii) no termination for convenience, termination for default, cure notice or show cause notice is currently in effect with respect to any Government Contract or Government Bid; (iv) no cost incurred or invoice rendered by the Company pertaining to any Government Contract is currently being challenged by any Governmental Authority, has been disallowed by any Governmental Authority or is the subject of a formal Government investigation; (v) no amount of money due to the Company under any Government Contract or Government Bid has been withheld or set off, nor has any claim been made to withhold or set off money; and (vi) all invoices and claims, including requests for progress payments and provisional cost payments, submitted by the Company to any Governmental Authority with respect to any Government Contract or Government Bid were, to the Company’s Knowledge, materially correct and complete in all material respects as of their submission date.
(d)    Except as set forth in Section 3.19(d) of the Disclosure Schedule, there have not been and there currently do not exist (i) any material outstanding claims or requests for equitable adjustment against the Company by any Governmental Authority or by any prime contractor, higher or lower tier subcontractor, or vendor arising under or relating to any Government Contract or Government Bid; (ii) any material outstanding disputes between the Company, on the one hand, and any Governmental Authority, on the other hand, under the Contract Disputes Act of 1978, as amended, or any other Applicable Law, or between the Company, on the one hand, and any prime contractor, higher or lower tier subcontractor, or vendor, on the other hand, arising under or relating to any Government Contract or Government Bid; and (iii) no facts exist which, to the Company’s

Knowledge, would reasonably be expected to result in such a dispute in the future that could give rise to material liability.
(e)    Except as set forth in Section 3.19(e) of the Disclosure Schedule, neither the Company nor its respective managers, directors or officers, employees, consultants or agents is, or has been, debarred or suspended from participation in, or the award of, Government Contracts or doing business with any Governmental Authority and, to the Company’s Knowledge, no circumstances exist that would reasonably be expected to warrant the institution of formal debarment or suspension proceedings in connection with any Government Contract or Government Bid.
(f)    Except as set forth in Section 3.19(f) of the Disclosure Schedule, the Company has not held a classified Government Contract.
(g)    To the Company’s Knowledge, except as set forth in Section 3.19(g) of the Disclosure Schedule, none of the Company’s revenues or currently booked orders by customers were or are subject to any set-aside, small, minority or disadvantaged business program.
3.20    Export Controls. Section 3.20 of the Disclosure Schedule sets forth the registrations and/or licenses of the Company with the Directorate of Defense Trade Controls, U.S. Department of State under the International Traffic In Arms Regulations and/or the Bureau of Industrial Security, U.S. Department of Commerce under the Export Administration Regulations.
3.21    Unlawful Payments. The Company (a) has not since December 31, 2010 used and is not using any funds for any illegal contributions, gifts, entertainment or other unlawful expenses, (b) has not since December 31, 2010 used and is not using any funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees, and (c) has not since December 31, 2010 established or maintained, and is not maintaining, any unlawful or unrecorded fund of monies or other properties.
3.22    Organizational Conflicts of Interest. To the Company’s Knowledge, there are no activities or relationships with Buyer that would reasonably be expected to result in an Organizational Conflict of Interest, as defined by the Federal Acquisition Regulations, as a result of this Agreement.
3.23    Products, Services and Authorizations.
(a)    Each Product designed, manufactured, or sold by the Company (i) has been and is properly and accurately documented and such documentation includes accurate data to produce the Product’s bills of materials and manufacturing instructions; and (ii) has been designed and manufactured in all material respects in accordance with (x) the specifications in place at the time of such Product’s design and manufacture (which specifications do not contain any material errors), and (y) the material provisions of all Applicable Law, policies, guidelines and any other governmental requirements in place at the time of such Product’s design and manufacture.
(b)    Section 3.23(b) of the Disclosure Schedule sets forth (i) a list of all Products which have been recalled, withdrawn or suspended by the Company (or any Affiliate thereof with respect to the Business) in the last two (2) years, whether voluntarily or otherwise, including the date recalled, withdrawn or suspended. (ii) a brief description of all completed or pending proceedings within the last two (2) years seeking the recall, withdrawal, suspension or seizure of any Product, and (iii) a list of all regulatory letters received by the Company within the last two (2) years relating to the Company, the Business or any of the Products.
(c)    To the Company’s Knowledge, there exists no set of facts which could reasonably be expected to furnish a basis for the recall, withdrawal or suspension of any product registration, product license, manufacturing license, export license or other license, approval or consent of any governmental or regulatory authority with respect to any the Company or any of the Products.
(d)    Except as set forth on Section 3.23(d) of the Sellers’ Disclosure Schedule, (i) in the past three (3) years, there have been no material claims asserted in writing in connection with or pursuant to any warranty, whether express or implied, on products or services sold by the Company (or otherwise relating to the Business) against the Company (or any Affiliate thereof with respect to the Business) for injury to Persons or property as a result of the sale, distribution or manufacture of any product or performance of any service by the Company, including, but not limited to, claims arising out of the defective or unsafe nature of its products or services. The Company has commercially reasonable insurance coverage for products liability claims against it.
(e)    Set forth on Section 3.23(e) of the Disclosure Schedule is a list of all material authorizations, consents, approvals, franchises, licenses and permits required by any self-regulatory organization, trade or professional association, standards board or other similar organization (other than a Governmental Authority) for the operation of the Business as presently operated (the “Other Person Authorizations”). All of the Other Person Authorizations have been duly issued or obtained by the Company (and not any Affiliate thereof) and, to the Company’s Knowledge, are in full force and effect, and the Company is in compliance with the material terms of all the Other Person Authorizations. To the Company’s Knowledge, there are no facts which could be expected to cause any of them to believe that the Other Person Authorizations will not be renewed by the appropriate Person in the ordinary course.
(f)    None of the Products manufactured by the Company or under contract to be manufactured on behalf of the Company contain columbite-tantalite (coltan), cassiterite, gold, wolframite or the derivatives tantalum, tin and tungsten, without regard to the location of origin (the “Conflict Minerals”). To the Company’s Knowledge, none of the Conflict Minerals used in any Product manufactured by the Company or under contract to be manufactured for the Company have been sourced from the Democratic Republic of Congo or any adjourning country.
3.24    Suppliers.
(a)    Section 3.24(a) of the Disclosure Schedule sets forth a true, correct and complete list of the top five largest suppliers (by volume in dollars of purchases from such suppliers) of the Company during the fiscal year ended December 31, 2014 (collectively, the “Major Suppliers”), showing the total purchases made by the Company each such Major Supplier during such period. Except as set forth on Section 3.24(a) of the Disclosure Schedule, since December 31,

2014, no Affiliate of the Seller (other than the Company), has purchased any material items for use in the Business.
(b)    Except as set forth on Section 3.24(b) of the Disclosure Schedule, since December 31, 2014, to the Company’s Knowledge there has been no material dispute, between the Company (on the one hand) and any Major Supplier (on the other hand), and the Company has not been informed in writing by any Material Supplier that such supplier intends to reduce its sales to the Company or the Business in a manner materially adverse to the Business.
3.25    Insurance. Section 3.25(a) of the Disclosure Schedule sets forth a complete and correct list of all insurance policies (including, without limitation, fire, commercial liability, products liability, workers’ compensation and vehicular) presently in effect held by the Company, all of which have been in full force and effect from and after the date(s) such policies were issued. None of the insurance carriers for such insurance policies has indicated to the Company or the Seller in writing an intention to cancel any such policy (including, without limitation, workers’ compensation). Except as set forth on Section 3.25(b) of the Disclosure Schedule, the Company has no claim pending under any of such policies.
3.26    Exclusivity of Representations. The representations and warranties made by the Company in Article III of this Agreement are the exclusive representations and warranties made by the Company. The Company hereby disclaims any other express or implied representations or warranties with respect to any matter whatsoever, including without limitation, any regarding any pro forma financial information, financial projections or other forward-looking statements relating to the Company.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER
Seller represents and warrants to Buyer as follows:
4.1    Organization of Seller; Authority and Binding Effect. Seller is duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite power and authority to enter into this Agreement and the agreements contemplated by this Agreement to be entered into by it at Closing (collectively, “Seller Transaction Agreements”), to consummate the transactions contemplated hereby and thereby, to own, lease and operate its properties and to conduct its business as presently conducted. Seller is duly qualified or licensed to do business as a foreign entity and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to obtain such qualification or license would not, individually or in the aggregate, have a Material Adverse Effect. The execution, delivery and performance by Seller of this Agreement and the other Seller Transaction Agreements, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action on the part of Seller. This Agreement has been duly executed and delivered by Seller and constitutes a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms except as such enforceability may be limited by (a) applicable insolvency, bankruptcy, reorganization, moratorium or other similar laws affecting creditors’ rights generally or (b) applicable equity principles (whether considered in a proceeding at law or in equity). Each other Seller Transaction Agreement will be duly executed and delivered by Seller and will constitute a valid and binding obligation of Seller enforceable against Seller in accordance with its terms except as such enforceability may be limited by (x) applicable insolvency, bankruptcy, reorganization, moratorium or other similar laws affecting creditors’ rights generally or (y) applicable equity principles (whether considered in a proceeding at law or in equity).
4.2    Ownership of Company Interests. Seller owns all of the Company Interests free and clear of any Liens other than Liens set forth in Section 4.2 of the Disclosure Schedule.
4.3    No Violation; Consents and Approvals. Except as set forth in Section 4.3 of the Disclosure Schedule, the execution and delivery by Seller of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof by Seller will not, (a) conflict with, or result in any violation of or default (or an event which, with notice or lapse of time or both, would constitute a default) under (i) any provision of Seller’s certificate of formation or limited liability company agreement, (ii) any Order applicable to Seller or its properties or assets, or (iii) any Applicable Law applicable to Seller, or (b) give rise to any right of termination, cancellation or acceleration under, or result in the creation of any Lien upon the Company Interests as of the Closing. Except as set forth in Section 4.3 of the Disclosure Schedule, no Governmental Approval of any Governmental Authority is required to be obtained or made by or with respect to Seller in connection with the consummation of the transactions contemplated hereby.
4.4    Litigation. There are no claims, actions, suits, investigations or proceedings pending or, to Seller’s knowledge, threatened against or affecting Seller or its respective properties or assets, at law or in equity, by or before any Governmental Authority, or by or on behalf of any third party, which, if adversely determined, would materially impair Seller’s ability to consummate the transactions contemplated hereby, and there are no outstanding Orders of any Governmental Authority affecting Seller or its respective properties or assets, at law or in equity, which would materially impair Seller’s ability to consummate the transactions contemplated hereby.
4.5    Brokers. No broker, finder or financial advisor or other Person is entitled to any brokerage fees, commissions, finders’ fees or financial advisory fees in connection with the transactions contemplated hereby by reason of any action taken by Seller, except for SunTrust Robinson Humphrey, Moelis & Company, LLC and American Securities LLC.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer represents and warrants to the Company and Seller as follows:
5.1    Organization of Buyer; Authority and Binding Effect. Buyer is duly organized, validly existing and in good standing under the laws of the State of Florida, and has all requisite power and authority to enter into this Agreement and the agreements contemplated by this Agreement to be entered into by it at Closing (collectively, “Buyer Transaction Agreements”), and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Buyer of this Agreement and the other Buyer Transaction Agreements, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer and constitutes a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms except as such enforceability may be limited by (a) applicable insolvency, bankruptcy, reorganization, moratorium or other similar laws affecting creditors’ rights generally or (b) applicable equity principles (whether considered in a proceeding at law or in equity). Each other Buyer Transaction Agreement will be duly executed and delivered by Buyer and will constitute a valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms except as such enforceability may be limited by (x) applicable insolvency, bankruptcy, reorganization, moratorium or other similar laws affecting creditors’ rights generally or (y) applicable equity principles (whether considered in a proceeding at law or in equity).
5.2    No Violation; Consents and Approvals. The execution and delivery by Buyer of this Agreement and each Buyer Transaction Agreement does not, and the consummation of the transactions contemplated hereby and thereby and compliance with the terms hereof and thereof will not conflict with, or result in any violation of or default under, (a) any provision of the organizational documents of Buyer, (b) any Order or Applicable Laws applicable to Buyer or (c) any contracts to which Buyer is a party, or by which Buyer or its respective assets may be bound. Except as set forth in Schedule 5.2, no material Governmental Approval is required to be obtained or made by or with respect to Buyer or its Affiliates in connection with the execution and delivery of this Agreement and each Buyer Transaction Agreement, or the consummation by Buyer of the transactions contemplated hereby and thereby.
5.3    Litigation. There are no claims, actions, suits, investigations or proceedings pending or, to Buyer’s knowledge, threatened against or affecting Buyer or its respective properties or assets, at law or in equity, by or before any Governmental Authority, or by or on behalf of any third party, which, if adversely determined, would materially impair Buyer’s ability to consummate the transactions contemplated hereby, and there are no outstanding Orders of any Governmental Authority affecting Buyer or its respective properties or assets, at law or in equity, which would materially impair Buyer’s ability to consummate the transactions contemplated hereby.
5.4    Investment Intent. Buyer is acquiring the Company Interests for investment purposes only and not with a view toward, or for sale in connection with, any distribution thereof in violation of federal, state or other securities laws. Buyer agrees that it will not sell, transfer, offer for sale, pledge, hypothecate or otherwise dispose of the Company Interests in violation of any federal, state or other securities laws.
5.5    Financing. Buyer has sufficient cash, available lines of credit or other sources of immediately available funds to enable it to timely make the payments set forth in Article II and any other amounts to be paid by it hereunder. Buyer acknowledges that the obtaining of any financing is not a condition precedent to the obligation of Buyer to consummate the transactions contemplated hereby.

5.6    Buyer’s Reliance. Buyer acknowledges that Buyer and its representatives have been permitted access to the books and records, facilities, equipment, Tax Returns, Contracts, insurance policies (or summaries thereof) and other properties and assets of the Company that it and its representatives have desired or requested to see or review, and that it and its representatives have had a full opportunity to meet with the officers and employees of the Company to discuss the business of the Company. Buyer acknowledges that, except for the representations and warranties contained in Article III and Article IV, none of Seller, the Company or any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company furnished or made available to Buyer and its representatives, and none of Seller, the Company or any other Person (including any officer, director or shareholder of Seller or the Company) shall have or be subject to any liability to Buyer or any other Person resulting from the provision to Buyer, or Buyer’s use of, any such information, including the information, documents or material made available to Buyer in any “data rooms,” management presentations, due diligence or in any other form in expectation of the transactions contemplated hereby. Buyer acknowledges that, should the Closing occur, Buyer shall acquire the Company Interests without any representation or warranty as to merchantability or fitness for any particular purpose of the Company Interests, the Company or their respective assets or businesses, in an “as is” condition and on a “where is” basis, except as otherwise expressly represented or warranted in Article III and Article IV of this Agreement. Buyer acknowledges that, except for the representations and warranties contained in Article III and Article IV, none of Seller, the Company nor any other Person has made, and Buyer has not relied on, any other express or implied representation or warranty by or on behalf of any of Seller or the Company, and that none of Seller, the Company and any other Person, directly or indirectly, has made, and Buyer has not relied on, any representation or warranty regarding any pro forma financial information, financial projections or other forward-looking statements of the Company, and Buyer will make no claim with respect thereto.
5.7    Brokers. Other than the fees of UBS Securities LLC, which fees shall be the sole responsibility of Buyer, no broker, finder or financial advisor or other Person is entitled to any brokerage fees, commissions, finders’ fees or financial advisory fees in connection with the transactions contemplated hereby by reason of any action taken by Buyer or any of its partners, officers, employees, representatives or agents.
5.8    Solvency. Buyer is not entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors. Assuming that the representations and warranties of the Company and Seller contained in this Agreement are true and correct in all material respects, and after giving effect to the Acquisition, at and immediately after the Closing, Buyer (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its recourse debts as they mature or become due), (b) will have adequate capital and liquidity with which to engage in its business, and (c) will not have incurred and does not plan to incur debts beyond its ability to pay as they mature or become due.

ARTICLE VI
COVENANTS OF THE PARTIES
6.1    Conduct of Business. Except as contemplated by this Agreement, as required by Applicable Law or as set forth in Section 6.1 of the Disclosure Schedule, during the period from the date hereof to the earlier of the Closing Date and the termination of this Agreement in accordance with Article VIII, the Company will use commercially reasonable efforts to conduct its business and operations in all material respects in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, except as contemplated by this Agreement, as required by Applicable Law or as set forth in Section 6.1 of the Disclosure Schedule, during the period from the date of this Agreement to the earlier of the Closing Date and termination of this Agreement in accordance with Article VIII, without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed) the Company will not:
(a)    create, incur, assume or guarantee any indebtedness for borrowed money (including, without limitation, obligations in respect of capital leases), other than in the ordinary course of business and consistent with past practice;
(b)    issue, sell or deliver, redeem or purchase any of its equity securities, or grant or enter into any options, warrants, rights, agreements or commitments with respect to the issuance of its securities, or amend any terms of any such equity securities or agreements;
(c)    increase the rate of compensation or benefits of, or pay or agree to pay any benefit to (including, but not limited to, severance or termination pay), present or former managers, directors, officers or employees, except as may be required by any existing Plan, agreement or arrangement disclosed to Buyer in the Disclosure Schedule or by the bonus plan for fiscal year ending December 31, 2015 which may be adopted prior to the Closing Date, or to employees who are not officers in accordance with the Company’s ordinary course of business consistent with past practice;
(d)    enter into, adopt, terminate or materially amend any Plan, employment or severance agreement or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Plan if it were in existence as of the date of this Agreement, except as required by Applicable Law;
(e)    sell, lease, transfer or otherwise dispose of capital assets, whether real, personal or mixed, which have an aggregate book value in excess of $500,000 or mortgage or encumber any such properties or assets, whether real or personal;
(f)    acquire or agree to acquire by merging or consolidating with, or by purchasing the stock or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

(g)    enter into, modify, amend or terminate any Real Property lease or any other Material Contract (except modifications or amendments in connection with renewals of leases or Material Contracts or otherwise in the ordinary course of business);
(h)    waive or release any rights of material value or cancel, compromise, release or assign any material indebtedness owed to it or any material claims held by it;
(i)    cancel or terminate any insurance policy naming it as a beneficiary or a loss payable payee without obtaining comparable substitute insurance coverage;
(j)    effectuate a “plant closing” or “mass layoff” (as those terms are defined under the WARN Act) affecting in whole or in part any site of employment, facility, operating unit or employees of the Company;
(k)    amend its certificate of formation, limited liability company agreement or other similar organizational documents;
(l)    change any of its material accounting principles, methods or practices; or
(m)    agree, whether in writing or otherwise, to do any of the foregoing.
6.2    Access to Information Prior to the Closing; Confidentiality.
(e)    During the period from the date of this Agreement through the earlier of the Closing Date and the termination of this Agreement in accordance with Article VIII, the Company will give Buyer and its agents and authorized representatives (including prospective lenders and insurers) reasonable access to all offices, facilities, books and records, officers and advisors (including audit and tax working papers prepared by its independent accountants, provided that Buyer will execute releases reasonably requested by the independent accountants if requested to do so) of the Company as Buyer may reasonably request during normal business hours; provided, however, that (i) any such access shall be conducted in a manner not to unreasonably interfere with the business or operations of the Company and (ii) the Company and shall not be required to afford such access or other information if such disclosure would reasonably be expected to result in the loss of attorney-client privilege, or would contravene any Applicable Laws, fiduciary duty or binding agreement entered into prior to the date hereof.
(f)    Any information provided to or obtained by Buyer pursuant to paragraph (a) above shall be “Evaluation Material” as defined in the Confidentiality Agreement dated September 1, 2015, between the Company and HEICO East Corporation (the “Confidentiality Agreement”), and shall be held by Buyer in accordance with and be subject to the terms of the Confidentiality Agreement. Notwithstanding anything to the contrary herein, the terms and provisions of the Confidentiality Agreement shall survive the termination of this Agreement in accordance with the terms therein. In the event of the termination of this Agreement for any reason, Buyer shall comply with the terms and provisions of the Confidentiality Agreement, including returning or destroying all Evaluation Material.

6.3    Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of the parties hereto will use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement at the earliest practicable date.
6.4    Consents. Each of the parties hereto will use its reasonable best efforts to obtain all licenses, permits, authorizations, consents and approvals of all third parties and Governmental Authorities necessary in connection with the consummation of the transactions contemplated by this Agreement prior to the Closing. Each of the parties hereto will make or cause to be made all filings and submissions under laws and regulations applicable to it as may be required for the consummation of the transactions contemplated by this Agreement. The parties hereto will coordinate and cooperate with each other in exchanging such information and assistance as any of the parties hereto may reasonably request in connection with the foregoing.
6.5    Public Announcements. The parties hereto shall not issue any report, statement or press release or otherwise make any public statement with respect to this Agreement and the transactions contemplated hereby without prior consultation with and approval of the other parties, except as may be required by law, in which case such party shall advise the other parties and discuss the contents of the disclosure before issuing any such report, statement or press release.
6.6    Filings and Authorizations; Consummation.
(e)    Each of the parties hereto shall, within five (5) Business Days of the date hereof, file or supply, cause to be filed or supplied, all notifications and information required to be filed or supplied pursuant to the HSR Act in connection with the transactions contemplated herein. Each of the parties hereto, as promptly as practicable, shall make or cause to be made all other filings and submissions under laws, rules and regulations applicable to it, or to its subsidiaries and Affiliates, as may be required for it to consummate the transactions contemplated herein. The parties hereto shall coordinate and cooperate with one another in exchanging such information and supplying such reasonable assistance as may be reasonably requested by each in connection with the foregoing.
(f)     Each of the parties hereto shall promptly inform the other party of any material communication between itself and any Governmental Authority with respect to the transactions contemplated hereby. If any party receives any formal or informal request for supplemental information or documentary material from any Governmental Authority with respect to the transactions contemplated hereby, then such party shall cause to be made, as soon as reasonably practical, a response in compliance with such request. Each party agrees to provide to the other party and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.
(g)    Without limiting the foregoing, Buyer shall cooperate in good faith with all Governmental Authorities and shall use commercially reasonable efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, all things reasonably necessary, proper or advisable under Applicable Law or otherwise to complete lawfully the transactions contemplated by this Agreement as soon as practicable (but in any event prior to the Termination Date) and any and all action reasonably necessary or advisable to avoid, prevent, eliminate or remove  the actual or threatened commencement of any proceeding in any forum by or on behalf of any Governmental Authority or  the issuance of any Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the transactions contemplated hereby; provided, however, that nothing contained in this Agreement (including in the provisions of this Section 6.6(b)) shall obligate the Buyer or its Affiliates: (i) to dispose, transfer or hold separate any amount of assets or operations, or to commit or to cause the Company to dispose of any amount of assets or (ii) to make any commitment (or otherwise) that would have an adverse affect on its future operations or the future operations of the Company. Seller and Buyer shall each pay, at the time of filing, one-half of all applicable fees relating to the HSR filings contemplated by this Agreement.
6.7    Notice of Events.
(c)    During the period from the date hereof to the Closing Date or the earlier termination of this Agreement, Seller shall promptly notify Buyer in writing if, to the Company’s Knowledge, there shall be (i) the occurrence or non-occurrence of any event which has caused any of its or the Company’s representations or warranties contained herein to be untrue or inaccurate in any respect and (ii) any failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder. Should any such event, fact or condition require any change to the Disclosure Schedule, Seller shall promptly deliver to Buyer a supplement to the Disclosure Schedule specifying such change. In the event that Seller delivers one or more supplements to the Disclosure Schedule pursuant to this Section 6.7(a) that reflect any events, facts or conditions which individually or in the aggregate would cause the conditions set forth in Sections 7.2(a) or 7.2(b) not to be satisfied, Buyer shall have the right to terminate this Agreement by written notice to that effect (specifying the basis for such termination) within five (5) Business Days of Buyer’s receipt of any supplement to the Disclosure Schedule (with such termination being Buyer’s sole and exclusive remedy relating to matters set forth in such supplemented Disclosure Schedule); provided that, if Buyer does not exercise such right to terminate this Agreement, (x) Buyer will be deemed to have accepted such supplemented Disclosure Schedule, (y) the delivery of any such supplement will be deemed to have cured any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of such events, fact or condition and (z) from and after the Closing Date, Buyer will not have any claim for indemnification for any such events, facts or conditions.
(d)    During the period from the date hereof to the Closing Date or the earlier termination of this Agreement, Buyer shall promptly notify Seller in writing if Buyer becomes aware of (i) the occurrence or non-occurrence of any event or the existence of any fact or condition that would cause or constitute a breach of any of its representations or warranties had any such representation or warranty been made as of the time of Buyer’s discovery of such event, fact or condition and (ii) any failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

6.8    Officer and Director Indemnification and Insurance.
(a)    For a period of six (6) years from the Closing Date, Buyer shall cause the Company’s articles of organization or limited liability company agreement to include provisions providing for the elimination of liability and for mandatory indemnification of current and former directors and officers and reimbursement of expenses in connection therewith that are no less favorable to such persons to the provisions contained in the Company’s articles of organization or limited liability company agreement as of the date of this Agreement and shall not amend any such provisions or amend or terminate any indemnification agreement with such Persons in effect as of the date of this Agreement, except (in the case of amendments) in a manner more favorable to such Persons except as may be required by law or regulation.
(b)    At or prior to Closing, the Company will purchase and pay for in full effective as of the Closing, a non-cancelable tail policy to the current directors’ and officers’ liability insurance set forth on Section 3.25(a) of the Disclosure Schedule, maintained on the date of this Agreement by the Company, which tail policy (i) shall be effective for a period from the Closing through and including the date six (6) years after the Closing with respect to claims arising from facts or events that existed or occurred prior to or at the Closing and (ii) shall contain coverage that is at least as protective to the Persons covered by such existing policies. The Buyer will cooperate in a commercially reasonable manner with the Company and Seller with respect to maintaining or processing claims under any such tail policy and will be responsible for paying 50% of the premium for such policy.
(c)    The provisions of this Section 6.8 are intended to be for the benefit of, and shall be enforceable by, each of the current and former directors and officers of the Company.
(d)    If Buyer or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Buyer shall assume the obligations set forth in this Section 6.8.
6.9    Tax Covenants.
(f)    Any refund, rebate, abatement, credit or other recovery of Taxes of the Company and any interest thereon paid by the applicable taxing authority to the Company (less any Taxes, costs or expenses incurred by the Company with respect thereto) (collectively, a “Tax Refund”) with respect to all taxable years or periods that end on or before the Closing Date (including the pre-Closing portion of the year that includes the Closing Date as determined on a closing of the books basis) shall be for the account of Seller, and shall be paid by the Company, to Seller within ten (10) days of receipt, or the filing of the Tax Return that contains a credit or other offset in lieu of any other such Tax Refund.
(g)    Without the prior written consent of Seller, which consent shall not be unreasonably withheld, after the Closing the Company shall not file any Tax Return (including any amended Tax Return) with respect to any period that ends on or before the Closing Date.

(h)    Seller shall provide Buyer with its proposed allocation (the “Allocation”) of the Purchase Price plus the assumed liabilities and other relevant items within 120 days following the Closing Date and Buyer shall respond within 90 days of receipt, providing either (i) its acceptance of such allocation or (ii) any objections, in which case Buyer shall also provide its determination of the allocation of the Purchase Price. Buyer and Seller agree to act in good faith to resolve any differences between them. In the event that agreement cannot be reached, the parties will jointly choose an independent certified public accounting firm, whose decision shall be final. The costs of such firm shall be shared equally between Seller and Buyer. The Allocation shall be revised from time to time, in a manner consistent with Section 1060 of the Code, to take into account any increase or decrease to the Purchase Price on account of any adjustment. Seller and Buyer agree that such Allocation shall be used by each of them in the preparation and filing of all Tax Returns (including IRS Form 8594, or any successor form), and each party agrees that it shall take no position, and cause its Affiliates to take no position, inconsistent with the Allocation on any Tax Return or in any proceeding before any Governmental Authority. Buyer and Seller agree to treat the transaction contemplated by this Agreement as the purchase of a group of assets that constitute a trade or business, for the purposes of federal and state income tax purposes and shall cooperate in preparing, signing and filing all income and other Tax Returns relating to the purchase and sale of the Company Interests. Each of Buyer and Seller shall provide to the other, upon request, a copy of IRS Form 8594, including all exhibits relating thereto, prepared by it, together with any amendments, supplements, updates or revisions.
6.10    No Solicitation or Negotiation. Each of Seller and the Company agrees that between the date of this Agreement and the earlier of the Closing and the termination of this Agreement in accordance with Article VIII, neither Seller nor the Company will (i) solicit, initiate, consider, encourage or accept any other proposals or offers from any Person (other than Buyer and its Affiliates) (A) relating to any acquisition or purchase of all or any portion of the equity of the Company or all or a substantial portion of the assets of the Company, (B) to enter into any merger, consolidation or other business combination with the Company or (C) to enter into a recapitalization, reorganization or any other extraordinary business transaction involving or otherwise relating to the Company or (ii) participate in any discussions, conversations, negotiations and other communications regarding, or furnish to any other Person (other than Buyer and its Affiliates) any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing. Seller and the Company immediately shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons (other than Buyer and its affiliates) conducted heretofore with respect to any of the foregoing.
6.11    Employees.
(k)    For a period of one (1) year from the Closing Date, Buyer will cause the Company to provide for any employee of the Company who is an employee of the Company as of the Closing Date (to the extent such employee remains as an employee of the Company during such period) (each, a “Company Employee”), at least the same wage rate or cash salary and target bonus opportunity level in effect for such Company Employee immediately prior to the Closing and employee benefit plans, fringe and other benefits (excluding stock option and other stock or phantom stock related compensation) that are of the same or substantially the same value, in the aggregate, as those in effect immediately prior to the Closing; provided, that nothing herein shall be construed or interpreted to be a guarantee of continuing employment by the Company, the Buyer, or any of their Affiliates following the Closing Date or continuing the Company’s existing 401(k) Plan. As of and after the Closing, Buyer shall, or shall cause the Surviving Corporation to, give each Company Employee full credit for all purposes under any Plan or Benefit Program or Agreement and each other employee benefit plan, policy or arrangement, in each case maintained for the benefit of the applicable Company Employees as of and after the Closing by Buyer or any of its Affiliates (the “Buyer Plans”), for such Company Employee’s service prior to the Closing with the Company, to the same extent such service is recognized by the Company immediately prior to the Closing. Each applicable Buyer Plan shall waive eligibility waiting periods, evidence of insurability requirements and pre-existing condition limitations. To the extent applicable in the plan year that contains the Closing Date, the Company Employees shall be given credit under the applicable Buyer Plan for amounts paid during the calendar year in which the Closing Date occurs under a corresponding Plan for purposes of applying deductibles, co-payments and out-of-pocket maximums, as though such amounts had been paid in accordance with the terms and conditions of the Buyer Plan. For a period of thirty-six (36) months following the Closing Date, Buyer agrees that the offices of the Company shall not be relocated from the location of such offices as of the Closing Date.
(l)    Immediately prior to the Closing, the Company will take all necessary and appropriate action to freeze and terminate, effective as of a date prior to the Closing Date, the Company’s existing 401(k) Plan (the “401(k) Plan”) and shall provide evidence of the same to Seller at the Closing.
6.12    Payoff Letters. By no later than two (2) Business Days prior to the Closing Date, Seller shall deliver to Buyer copies of Payoff Letters for the Company Debt listed in Section 6.12 of the Disclosure Schedule.
6.13    Management Agreement. At or prior to the Closing, Seller and the Company shall take such action as may be necessary to cause the Management Agreement to be terminated without any penalty, cost or consideration to be payable or incurred by the Company following the Closing and all payments thereunder to be made prior to the Closing and for the parties thereto to release and waive any and all claims that any of them may have against the Company under the Management Agreement as of the Closing; provided that such termination and release shall be effected in a manner so that all indemnification obligations of the Company thereunder shall survive such termination and release.
6.14    Resignation of Managers. At or prior to the Closing, Seller shall deliver to Buyer evidence of the resignation, effective as of the Closing, of all managers and officers of the Company (other than employees of the Company and those designated by Buyer to the Company not later than two (2) Business Days prior to the Closing Date).
6.15    Representation and Warranty Insurance. Buyer shall cause the R&W Insurance to explicitly provide that the provider of the R&W Insurance will not have the right to, and will not, pursue any subrogation or contribution rights or any other claims against Seller in connection with any claim made by Buyer thereunder.

6.16    SAR Plan. Prior to the Closing, the Company shall assign, and Seller shall assume, the Company’s Share Appreciation Rights Plan (the “SAR Plan”) effective as of no later than immediately prior to the Closing.  The awards under the SAR Plan shall be paid in a manner compliant with Treasury Regulation Section 1.409A-3(i)(5)(iv)(A).   If and when any amounts become payable under the SAR Plan, Seller shall either (a) pay such amounts to the Company or (b) direct Buyer (or the Escrow Agent but solely to the extent such amount would otherwise be disbursed to Seller pursuant to the Escrow Agreement) to withhold from the amounts otherwise payable to Seller hereunder the amounts due under the SAR Plan, in which case Buyer, or the Escrow Agent, as applicable, shall promptly pay such amounts to the Company.  Buyer shall cause the Company to in turn pay such amounts, less applicable withholdings, to the participants in the SAR Plan as soon as reasonably practicable after receipt of such amounts in accordance with a schedule to be provided by Seller to the Company prior to the time that such amounts are paid by Seller or withheld from amounts otherwise due to Seller, as applicable.
ARTICLE VII
CONDITIONS TO CLOSING
7.1    Conditions to the Obligations of Seller and the Company. The obligations of Seller and the Company to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing of each of the following conditions (any or all of which may be waived in whole or in part by Seller):
(a)    Representations and Warranties. Each of the representations and warranties of the Buyer set forth in Article V of this Agreement shall be true and correct in all respects (without giving effect to any limitation or qualification on any representation or warranty indicated by the word “material”) on and as of the date when made and on and as of the Closing Date as though such representations and warranties were made at and as of the Closing (except for representations and warranties expressly stated to relate to a specific date, in which case such representations and warranties shall be true and correct in all respects as of such earlier date), except where the failure of any such representation and warranties to be so true and correct does not have or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Buyer to consummate the Closing in a timely manner or to perform any of its material obligations under this Agreement.
(b)    Performance. Buyer shall have, in all material respects, performed and complied with all agreements, obligations, covenants and conditions required by this Agreement to be so performed or complied with by Buyer at or prior to the Closing.
(c)    Officer’s Certificate. Buyer shall have delivered to Seller a certificate, dated as of the Closing Date, executed by an officer of Buyer, certifying the fulfillment of the conditions specified in Section 7.1(a) and 7.1(b) hereof.
(d)    HSR Act. All applicable waiting periods under the HSR Act shall have expired or been terminated.

(e)    Escrow Agreement. Buyer and the Escrow Agent shall have duly executed the Escrow Agreement substantially in the form and on the terms of the agreement attached as Exhibit A (the “Escrow Agreement”).
7.2    Conditions to Buyer’s Obligations. The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing of each of the following conditions (any or all of which may be waived in whole or in part by Buyer):
(a)    Representations and Warranties. Each of the representations and warranties of the Company and Seller set forth in Articles III and IV of this Agreement shall be true and correct in all respects (without giving effect to any limitation or qualification on any representation or warranty indicated by the words “Material Adverse Effect” or “material,” except for the term “Material Contract”) on and as of the date when made and on and as of the Closing Date as though such representations and warranties were made at and as of the Closing (except for representations and warranties expressly stated to relate to a specific date, in which case such representations and warranties shall be true and correct in all respects as of such earlier date), except in each case where the failure of any such representations and warranties to be so true and correct does not have a Material Adverse Effect.
(b)    Performance. The Company and Seller shall have, in all material respects, performed and complied with all agreements, obligations, covenants and conditions required by this Agreement to be so performed or complied with by the Company and Seller at or prior to the Closing.
(c)    Officer’s Certificates. The Company and the Seller shall have each delivered to Buyer a certificate, dated as of the Closing Date, executed by an officer of the Company and the Seller, respectively, certifying the fulfillment of the conditions applicable to the Company and Seller, respectively, specified in Sections 7.2(a) and 7.2(b) hereof.
(d)    HSR Act. All applicable waiting periods under the HSR Act shall have expired or been terminated.
(e)    Escrow Agreement. Buyer and Seller shall have entered into the Escrow Agreement substantially in the form and on the terms of the agreement attached as Exhibit A.
(f)    Secretary’s Certificate. Seller shall have delivered to Buyer copies of resolutions adopted by the manager of Seller authorizing and approving the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, certified as true, complete and correct and in full force and effect by the Secretary of Seller.
ARTICLE VIII
TERMINATION
8.1    Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned:

(a)    at any time, by mutual written agreement of Seller and Buyer;
(b)    at any time after February 16, 2016 (the “Termination Date”), by the Seller upon written notice to Buyer, if the Closing shall not have occurred for any reason other than a breach of this Agreement by the Company or Seller;
(c)    at any time after the Termination Date, by Buyer upon written notice to the Seller, if the Closing shall not have occurred for any reason other than a breach of this Agreement by Buyer;
(d)    by either Buyer or Seller if there shall have been a breach by the other party (which in the case of the right to termination by Buyer, shall include any breach by Seller or the Company) of any representation, warranty, covenant or agreement set forth in this Agreement, which breach (i) would give rise to the failure of a condition to the Closing hereunder in favor of the terminating party and (ii) cannot be cured, or has not been cured within twenty (20) days (the “Cure Period”), following receipt by the other party of written notice of such breach; provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to any party to this Agreement that shall have breached or failed to perform or observe in any material respect any covenant or obligation contained in this Agreement where such breach or failure to perform would give rise to the failure of a condition set forth in Sections 7.1(a), 7.1(b), 7.2(a) or 7.2(b), as applicable;
(e)    by Buyer in accordance with Section 6.7(a); or
(f)    by either Buyer or Seller if a court of competent jurisdiction shall have issued an Order permanently restraining or prohibiting the transactions contemplated by the Agreement, and such Order shall have become final and nonappealable.
8.2    Procedure and Effect of Termination. In the event of the termination of this Agreement and the abandonment of the transactions contemplated hereby pursuant to Section 8.1 hereof, this Agreement shall become void and there shall be no liability on the part of any party hereto except (a) this Section 8.2 and the obligations set forth in Sections 6.2(b) and Article IX hereof shall survive any such termination of this Agreement and (b) nothing herein shall relieve any party from liability for breach of this Agreement or impair the right of any party to seek specific performance of any other party to enforce its rights hereunder pursuant to Section 11.16.
ARTICLE IX
SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS; INDEMNIFICATION
9.1    Survival of Representations and Warranties. The representations and warranties in this Agreement shall survive the Closing Date and continue in full force and effect until March 31, 2017; provided, however, that the representations and warranties made pursuant to Sections 3.1 (Organization of the Company; Authority and Binding Effect), 3.2 (Capitalization), 3.3 (Subsidiaries), 3.12 (Taxes), 3.17 (Brokers), 4.1 (Organization of Seller; Authority and Binding

Effect), 4.2 (Ownership of Company Interests), 4.4 (Brokers), 5.1 (Organization of Buyer; Authority and Binding Effect), 5.4 (Investment Intent), 5.6 (Buyer’s Reliance), 5.7 (Brokers) and 5.8 (Solvency) shall survive the Closing Date and continue in full force and effect until twenty-four (24) months after the Closing Date. All covenants and agreements contained herein which by their terms contemplate full performance at or prior to the Closing shall terminate upon the Closing. Each covenant or agreement contained herein which is to be performed by its terms after the Closing Date shall survive until the last date for performance of such covenant or agreement as provided in this Agreement. The end date of the applicable survival period for the representations, warranties, covenants and agreements contained herein is herein referred to as the “Survival Expiration Date”. No claim for indemnification relating to the representations, warranties, covenants and agreements contained in this Agreement may be asserted pursuant to this Agreement unless (a) such claim is asserted in writing on or before the applicable Survival Expiration Date and (b) such claim is made in respect of Damages incurred prior to the applicable Survival Expiration Date or, to the extent arising out of a claim by a third party (including any claim by any Governmental Authority) (a “Third Party Claim”) and (x) an Action is commenced or such claim is asserted by such third party in writing prior to the applicable Survival Expiration Date, and (y) such claim is made in respect of Damages reasonably expected to arise in connection with such Third Party Claim.
9.2    Indemnification.
(a)    Subject to this Article IX, Buyer and its officers, directors, partners, employees, agents and Affiliates (collectively, the “Buyer Indemnified Parties”) shall be entitled to indemnification solely from the Indemnity Escrow Funds (to the extent the Indemnity Escrow Funds are available) for any and all Damages to the extent attributable to (i) any breach of any representation or warranty the Company or Seller has made in this Agreement or in the certificates required to be delivered by the Company and the Seller pursuant to Section 7.2(c) or (ii) any breach, violation or default by the Company or the Seller of any covenant, agreement or obligation of the Company or the Seller in this Agreement (collectively, the claims made under clauses (i) and (ii), “Buyer Claims”).
(b)    Subject to this Article IX, Buyer shall indemnify and hold Seller and its officers, directors, managers, partners, employees, agents and Affiliates (the “Seller Indemnified Parties”) harmless for any and all Damages to the extent attributable to (i) any breach of any representation or warranty Buyer has made in this Agreement in the certificate required to be delivered by Buyer pursuant to Section 7.2(c) or (ii) any breach, violation or default by Buyer of any covenant, agreement or obligation of Buyer in this Agreement (collectively, the claims made under clauses (i) and (ii), “Seller Claims”).
(c)    Notwithstanding anything contained herein to the contrary, for purposes of determining whether there has been a breach and the amount of any Damages that are the subject matter of a claim for indemnification or reimbursement hereunder, each representation and warranty in this Agreement and the schedules and exhibits hereto shall be read without regard and without giving effect to any Materiality Qualifier contained in such representation or warranty which has the effect of making such representation and warranty less likely to be breached (as if such word or words were deleted from such representation or warranty).  As used in this paragraph (c),

“Materiality Qualifier” means any reference or qualification to a set of facts using the term “material,” “in all material respects,” “Material Adverse Effect” or any similar phrase.
9.3    Indemnification Claim Procedures.
(a)    With respect to Third Party Claims, if any Action is commenced or a Third Party Claim is asserted in writing, in each case that may give rise to a claim for indemnification (an “Indemnification Claim”) by any Person entitled to indemnification under this Agreement (each, an “Indemnified Party”), then such Indemnified Party will promptly give written notice to the Indemnitor of such matter. Such notice shall include all relevant information respecting such Third Party Claim that is in the possession of the Indemnified Party (including without limitation copies of any complaint or other process with respect to an Action commenced by a third party or if an Action has not been commenced, a copy of the writing of such third party asserting such Third Party Claim), a reasonable estimate of the amount of such Indemnification Claim, the method of computation of such estimate and a specific reference to the provision of this Agreement upon which such Indemnification Claim is based. Failure to notify the Indemnitor will not relieve the Indemnitor of any liability that it may have to the Indemnified Party, except to the extent the defense of such Action is materially prejudiced by the Indemnified Party’s failure to give such notice. An Indemnitor may elect at any time to assume and thereafter conduct the defense of any Action subject to any such Indemnification Claim with counsel of the Indemnitor’s choice and to settle or compromise any such Action, and each Indemnified Party shall cooperate in all respects with the conduct of such defense by the Indemnitor and/or the settlement of such Action by the Indemnitor; provided, however, that the Indemnitor will not approve of the entry of any judgment or enter into any settlement or compromise with respect to the Indemnification Claim without the Indemnified Party’s prior written approval (which shall not be unreasonably withheld or delayed), unless the terms of such settlement is solely for monetary compensation and provides for a complete release of the claims that are the subject of such Action in favor of the Indemnified Party. If the Indemnified Party gives an Indemnitor notice of an Indemnification Claim and the Indemnitor does not, within thirty (30) days after such notice is given, give notice to the Indemnified Party of its election to assume the defense of the Action or Actions subject to such Indemnification Claim and thereafter promptly assume such defense, then the Indemnified Party may conduct the defense of such Action; provided, however, that the Indemnified Party will not agree to the entry of any judgment or enter into any settlement or compromise with respect to the Action or Actions subject to any such Indemnification Claim without the prior written consent of the Indemnitor (which consent shall not be unreasonably withheld or delayed). To the extent the defense of any Action subject to any Indemnification Claim is assumed by Seller as the Indemnitor, at the election of the Indemnitor, the costs and expenses of such defense of such, and any payment in respect of, any settlement of such Action shall be paid from the Indemnity Escrow Funds, and Buyer and Seller shall instruct the Escrow Agent to disburse such portion of the Indemnity Escrow Funds as is reasonably requested in writing by Seller to pay such costs and expenses or other amounts.
(b)    An Indemnification Claim for any matter not involving a Third Party Claim may be asserted by written notice to the Party from whom indemnification is sought; provided, however, that any Indemnification Claim in respect of any actual or alleged breach of representation, warranty, covenant or agreement contained herein must be asserted prior to the applicable Survival

Expiration Date. Such notice shall include all relevant information respecting such Indemnification Claim that is in the possession of the Indemnified Party, the amount of such Indemnification Claim (if known), the method of computation of such amount and a specific reference to the provision of this Agreement upon which such Indemnification Claim is based.
9.4    Limitations on Indemnification Liability. Any claims an Indemnified Party makes under this Article IX will be limited as follows:
(a)    Indemnification Cap. Notwithstanding any provision hereof to the contrary, the aggregate amount of Damages for which the Buyer Indemnified Parties shall be entitled to indemnification pursuant to this Article IX will not exceed the Indemnity Escrow Amount minus any amounts paid in respect of a Deficit Amount that exceeds the Purchase Price Adjustment Escrow Funds pursuant to Section 2.5(d). The Indemnity Escrow Funds shall serve as the sole and exclusive source of payment of any claim for indemnification pursuant to Section 9.2(a) with respect to breaches of covenants, agreements, representations and warranties; provided that, for the avoidance of doubt, nothing herein shall be deemed to limit Buyer’s recourse under the R&W Insurance.
(b)    Claims Basket. Notwithstanding any provision hereof to the contrary, (i) the Buyer Indemnified Parties shall not be entitled to indemnification pursuant to this Article IX with respect to any claim for indemnification unless the amount of Damages incurred by the Buyer Indemnified Parties that are the subject of such claim exceeds the Per Claim Basket and (ii) the Buyer Indemnified Parties shall only be entitled to indemnification pursuant to this Article IX to the extent the aggregate amount of all Damages incurred by Buyer Indemnified Parties for which Buyer Indemnified Parties are entitled to indemnification pursuant to this Article IX exceeds the Basket Amount, in which event the Buyer Indemnified Parties shall only be entitled to indemnification for the amount of such Damages in excess of the Basket Amount. Notwithstanding any provision hereof to the contrary, (i) the Seller Indemnified Parties shall not be entitled to indemnification pursuant to this Article IX with respect to any claim for indemnification unless the amount of Damages incurred by the Seller Indemnified Parties that are the subject of such claim exceeds the Per Claim Basket and (ii) the Seller Indemnified Parties shall only be entitled to indemnification pursuant to this Article IX to the extent the aggregate amount of all Damages incurred by the Seller Indemnified Parties for which the Seller Indemnified Parties are entitled to indemnification pursuant to this Article IX exceeds the Basket Amount, in which event the Seller Indemnified Parties shall only be entitled to indemnification for the amount of such Damages in excess of the Basket Amount. For purposes of this Section 9.4(b), only Damages incurred by either the Buyer Indemnified Parties or the Seller Indemnified Parties that exceed such party’s applicable Per Claim Basket shall be included in the applicable Basket Amount.
(c)    Damages Net of Insurance Proceeds, Tax Benefits and Other Third-Party Recoveries. Notwithstanding any provision in this Agreement to the contrary, all Damages for which any Indemnified Party would otherwise be entitled to indemnification under this Article IX shall be reduced by the amount of insurance proceeds, Tax benefits and other third-party recoveries (other than with respect to indemnification payments) which any Indemnified Party receives or obtains in respect of any Damages incurred by such Indemnified Party. In the event any Indemnified Party is entitled to any insurance proceeds, Tax benefits or any third-party recoveries in respect of any Damages for which such Indemnified Party is entitled to indemnification pursuant to this Article IX, such Indemnified Party shall use commercially reasonable efforts to obtain, receive or realize such insurance proceeds, Tax benefits or third-party recoveries, including, with respect to third-party recoveries, bringing a claim for indemnification or initiating a legal, arbitrational or other proceeding. In the event that any such insurance proceeds, Tax benefits or other third-party recoveries are realized by an Indemnified Party subsequent to receipt by such Indemnified Party of any indemnification payment hereunder in respect of the claims to which such insurance proceeds, Tax benefits other third-party recoveries relate, appropriate refunds shall be made promptly by the relevant Indemnified Parties of all or the relevant portion of such indemnification payment. Any Buyer Claim under Section 9.2(a)(i) shall be made only against the R&W Insurance and may not be made pursuant to Section 9.2(a) to the extent (i) such Buyer Claim is for an amount in excess of the retention amount provided for in the R&W Insurance policy and (ii) such retention amount has been satisfied.
(d)    Assignment of Claims. If any Indemnified Party receives any indemnification payment pursuant to this Article IX, at the election of the Indemnitor, such Indemnified Party shall assign to the Indemnitor all of its claims for recovery against third Persons as to such Damages, whether by insurance coverage, contribution claims, subrogation or otherwise.
(e)    Other Limitations. Notwithstanding anything in this Agreement to the contrary, no Buyer Indemnified Party shall be indemnified or reimbursed for any (i) Damages arising or resulting from any change in Applicable Law, GAAP or applicable Tax reporting requirements from and after the Closing Date, (ii)  Damages in respect of matters included in the calculation of Company Cash, Company Debt, Seller Transaction Expenses, or Net Working Capital, in each case as finally determined pursuant to Section 2.5, (iii) Damages arising out of any breach of the representations or warranties contained in Article III to the extent a corresponding specific reserve for such Damages has been established on the Latest Balance Sheet, or (iv) Damages to the extent that such Damages are attributable to any voluntary act, omission, transaction, or arrangement carried out at the request of, or with the written consent of, Buyer or one of its Affiliates (the “Buyer Group”) before, on or after the Closing Date under the terms of this Agreement. If Seller is conducting any defense against a Third Party Claim for which a Buyer Indemnified Party has sought indemnification pursuant to Section 9.2(a), the fees and expenses incurred by Seller in connection therewith, including legal costs and expenses, shall be included in Damages for purposes of determining the amount subject to the cap pursuant to Section 9.4(a).
9.5    Mitigation of Damages. An Indemnified Party shall use its commercially reasonable efforts to mitigate any Damages for which it is entitled to indemnification pursuant to this Article IX. The Indemnitor shall have the right, but not the obligation, and shall be afforded the opportunity by the Indemnified Party to the extent reasonably possible, to take all available steps to minimize Damages for which the Indemnified Party is entitled to indemnification.
9.6    Sole and Exclusive Remedy. Except in respect of Fraud and of any Objection pursuant to Section 2.5 (which Objection shall be resolved solely in accordance with the dispute resolution procedures set forth in Section 2.5), following the Closing, the indemnification provisions contained in this Article IX will constitute the sole and exclusive recourse and remedy of the parties for monetary damages with respect to any and all claims relating (directly or indirectly) to the subject matter of this Agreement or the transactions contemplated hereby. The provisions of this Article IX will not however restrict the right of any party to seek specific performance or other equitable remedies in connection with any breach of any of the covenants contained in this Agreement; and for the avoidance of doubt, nothing herein shall be deemed to limit Buyer’s recourse under the R&W Insurance.
9.7    Release of Indemnity Escrow Amount.
(a)    The Indemnity Escrow Amount shall be held and invested by the Escrow Agent in accordance with the terms of the Escrow Agreement, which shall specify that the funds held therein (if any) shall be released to Seller twenty (20) months after the Closing Date; provided, however, that if any claim by an Indemnified Party pursuant to Article IX shall have been properly asserted by any Buyer Indemnified Party pursuant to this Agreement on or prior to such date and remain pending on such date (any such claim, a “Pending Claim”), (a) the Indemnity Escrow Funds released to Seller shall be the amount of Indemnity Escrow Funds then held by the Escrow Agent, minus the aggregate amount of such Pending Claim and (b) any Indemnity Escrow Funds that remain in escrow following such date in respect of any such Pending Claim shall be released to Seller upon resolution or (if applicable) satisfaction of such Pending Claim.
(b)    Each of Buyer and Seller shall from time to time submit joint written instructions to the Escrow Agent instructing the Escrow Agent to distribute the Indemnity Escrow Funds in accordance with this Section 9.7 and the Escrow Agreement.
9.8    Adjustment to Purchase Price. Any payments made pursuant to this Article IX shall be considered as an adjustment to the Purchase Price.
ARTICLE X
ADDITIONAL COVENANTS
10.1    Non-Solicitation, Non-Disclosure and Standstill.
(a)    General. In consideration of the payment of the amounts pursuant to Section 2.3(a)(i)(A) by the Buyer, and in order to induce Buyer to enter into this Agreement and to consummate the Acquisition, Seller on behalf of itself and each of its Affiliates (other than the Company) hereby covenants and agrees as follows:
(i)    Without the prior consent of the Buyer, neither Seller nor any of its Affiliates may, for a period of two (2) years from the Closing Date, directly or indirectly, for itself or for any other Person, (i)  call on or solicit Newman Shufflebarger, Jeff Bracken, Thomas Harrison, Marie Morrell, Owen Paepke, or Barry Sullivan for purposes of entering into employment, consulting or other business arrangements with such Persons in any way related to the Business, or (ii) hire any such Person; provided, however, this Section 10.1(a)(i) shall not (i) apply to any general solicitation for employment or retained search to the extent not specifically targeting employees of the Company or (ii) any solicitation or hiring of any employee of the Company whose services terminated for any reason at least six (6) months prior to the time of such solicitation or hiring. Notwithstanding anything to the contrary contained herein, this Section 10.1(a)(i) shall not apply to actions of portfolio companies of American Securities LLC who which not acting at the direction of American Securities LLC or with the actual knowledge of directors of such portfolio company who are employees of American Securities LLC with respect to matters prohibited by this subsection.
(ii)    For a period of two (2) years from the Closing Date, the Seller shall and shall cause each of its Affiliates and their employees and shall direct its agents, accountants, legal counsel and other representatives and advisers acting on its behalf in connection with its ownership of the Company Interests to, hold in strict confidence, and not divulge or disclose any Confidential Information; provided, however, that the foregoing obligation of confidence shall not apply to (x) information that is required to be disclosed by Seller, or Affiliates or any of its employees, agents, accountants, legal counsel or other representatives or advisers as a result of any Action or legal process, in which case the Seller shall promptly notify the Buyer of any such proposed disclosure (if legally permitted), shall reasonably cooperate with the Buyer (at the Buyer’s expense) to obtain a protective order for such Confidential Information and shall not disclose any more information than that which Seller is advised by counsel is required to be disclosed pursuant to such Action or legal process (provided that Seller may make such disclosure without compliance with the notice and other obligations of this subsection (x) to the extent required in connection with an inquiry or similar review by a regulatory authority, self-regulatory authority, bank examiner or stock exchange not targeting the Company) and (y) disclosures in connection with Actions related to this Agreement or the transactions contemplated hereby.
(iii)    Seller agrees that the time limitation and scope of restrictions set forth in this Subsection 10.1(a) are reasonable and necessary to protect the legitimate business interests of the Buyer and to protect the benefit of the Buyer’s bargain and the goodwill of the Seller. The Seller agrees that any reduction to the time limitation or scope of restrictions set forth herein would seriously undermine the efficacy of this Subsection 10.1(a) and the protections that it is intended to provide. The Seller acknowledges and agrees that the covenants contained in this Subsection 10.1(a) are essential elements of this Agreement and that, but for these covenants the Buyer would not have agreed to purchase the Company. The Seller further expressly agrees and acknowledges that (a) the confidentiality and non-solicitation covenants contained in this Subsection 10.1(a) (1) are reasonable and necessary for the protection of the Buyer with respect to the covenants’ respective stated purposes, time and scope, and are supported by adequate consideration, (2) are necessary for the protection of the Buyer’s legitimate business interests, including the trade secrets, goodwill and relationships with customers and suppliers purchased by the Buyer pursuant to this Agreement and (3) are not unduly restrictive of any rights of Seller or any of its Affiliates, (b) the Seller and each of its Affiliates has sufficient business alternatives and sufficient assets, taking into account the amounts payable pursuant to Section 2.3(a)(i)(A) by the Buyer and other consideration received and to be received, directly or indirectly, by the Seller and such Affiliates, such that neither Seller nor such Affiliates have to impermissibly use its Confidential Information described in this Agreement in order to conduct its business, and (c) in entering into and negotiating this Agreement and the terms hereof, there has been no disparity in bargaining power between the parties and Seller has been represented by counsel and fully understands the terms hereof. The existence of any claim or cause of action against Buyer or its Affiliates by Seller, or its Affiliates, whether predicated on

Buyer’s breach of this Agreement or otherwise, shall not constitute a defense to the enforcement by Buyer of the covenants contained in this Subsection 10.1(a). Seller acknowledges and agrees that a portion of the amounts payable pursuant to Section 2.3(a)(i)(A) by the Buyer may be allocated as consideration for the covenants set forth in this Subsection 10.1(a). Notwithstanding the foregoing, if any covenant set forth in this Subsection 10.1(a) is breached by Seller or any its Affiliates, such allocation shall not be deemed to be a measure of the damages that would result from such a breach, and none of them shall argue or in any way assert in any Action that such consideration is a measure of the damages resulting from such breach. If any covenant or restriction contained in this Subsection 10.1(a), or any part thereof, is hereafter construed or found to be invalid or unenforceable in part or in whole, this shall not affect the remainder of the covenants or restrictions, which shall be given full effect, without regard to the invalid or unenforceable portions, and any court having jurisdiction shall enforce such invalid or unenforceable covenant or restriction to the maximum extent possible under Applicable Law, including the maximum permissible time and scope for such covenant or restriction.
(b)    Standstill. Seller on behalf of itself and each of its Affiliates hereby agrees that for a period ending on the date which is two (2) years from the Closing none of them nor any successor or assign of any of them (regardless of whether such Person is an Affiliate on the date hereof) will (a) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, control of HEICO Corporation, (b) make, or in any way participate, directly or indirectly, as advisor or otherwise, in any “solicitation” of “proxies” or consents to vote (as such terms are used in the proxy rules of the Security and Exchange Commission), or seek to advise or influence any Person with respect to the voting of any voting securities of HEICO Corporation, in opposition to any proposed actions of the Board of Directors of HEICO Corporation or in opposition to any nominees for Directors of HEICO Corporation which nominees have been nominated by HEICO Corporation, its management or its Board of Directors, (c) seek or assist any other party in seeking representation on the Board of Directors of HEICO Corporation through the election to the Board of Directors of individuals(s) not nominated and supported by HEICO Corporation, its management and Board of Directors, (d) pursue or publicly announce an interest in pursuing an acquisition of control of HEICO Corporation or an alteration of the composition of HEICO Corporation’s Board of Directors or (e) advise or otherwise act, alone or in concert with others, directly or indirectly, to seek to control or influence the management, Board of Directors or policies of HEICO Corporation; provided, that the provisions of this Section 10.1(b) shall not apply to any matters involving, relating to, or in connection with the purchase or sale of debt securities or other indebtedness of HEICO Corporation.
(c)    Injunction. It is recognized and hereby acknowledged by the parties hereto that a breach or violation by Seller or any of its Affiliates of any or all of the covenants and agreements contained in this Section 10.1 will cause irreparable harm and damage to Buyer and its Affiliates for which monetary damages alone would not be sufficient. As a result, Seller recognizes and hereby acknowledges that Buyer shall be entitled to an injunction from any court of competent jurisdiction enjoining and restraining any breach or violation of, or threatened breach or violation of, any or all of the covenants and agreements contained in this Section 10.1(a) and that such right to injunction shall be cumulative and in addition to whatever other rights or remedies Buyer may possess hereunder, at law, or in equity. Nothing contained in this Section 10.1 shall be construed to prevent

Buyer from seeking and recovering Damages sustained by it as a result of any breach or violation of any of the covenants or agreements contained herein.
ARTICLE XI
MISCELLANEOUS
11.1    Further Assurances. From time to time after the Closing Date, at the request of the other party hereto and at the expense of the party so requesting, the parties hereto shall execute and deliver to such requesting party such documents and take such other actions as such requesting party may reasonably request in order to consummate the transactions contemplated hereby.
11.2    Notices. All notices, requests, demands, waivers and communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered (i) by hand (including by reputable overnight courier), (ii) by mail (certified or registered mail, return receipt requested) or (iii) by facsimile transmission (receipt of which is confirmed):
(a)    If to Buyer or, after the Closing, the Company, to:
HEICO Electronic Technologies Corp.
825 Brickell Bay Drive, Suite 1644
Miami, FL 33131
Fax: (305) 374-6742
Attention: Victor H. Mendelson, President
with a copy to:
HEICO Corporation
3000 Taft Street
Hollywood, FL 33021
Fax: (954) 987-8228
Attention: Joseph W. Pallot, Esq., General Counsel
(b)    If to Seller, or, prior to Closing, the Company, to:
c/o American Securities LLC
299 Park Avenue, 34th Floor
New York, New York 10171
Telecopy: (212) 697-5524
Attention: Eric Schondorf, Esq.

with a copy to:
Kaye Scholer LLP
250 W. 55th Street
New York, New York 10019
Fax: (212) 836-6435
Attention: Emanuel Cherney, Esq.
or to such other Person or address as any party shall specify by notice in writing to the other party. All such notices, requests, demands, waivers and communications shall be deemed to have been given (i) on the date on which so hand-delivered, (ii) on the third business day following the date on which so mailed and (iii) on the date on which sent by facsimile and confirmed, except for a notice of change of address, which shall be effective only upon receipt thereof.
11.3    Exhibits and Schedules. Any matter, information or item disclosed in the Disclosure Schedule or other schedules delivered by the Company or Seller or in any of the Schedules or Exhibits attached hereto, under any specific representation or warranty or schedule number hereof, shall be deemed to have been disclosed for all purposes of this Agreement in response to every representation or warranty in this Agreement in respect of which such disclosure is readily apparent. The inclusion of any matter, information or item in any schedule to this Agreement shall not be deemed to constitute an admission of any liability by the Company or Seller to any third party or otherwise imply, that any such matter, information or item is material or creates a measure for materiality for the purposes of this Agreement.
11.4    Amendment, Modification and Waiver. This Agreement may be amended, modified or supplemented at any time by written agreement of the parties hereto. Any failure of Seller or the Company to comply with any term or provision of this Agreement may be waived by Buyer, and any failure of Buyer to comply with any term or provision of this Agreement may be waived by Seller or the Company, at any time by an instrument in writing signed by or on behalf of such other party, but such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure to comply.
11.5    Entire Agreement. This Agreement, the Confidentiality Agreement, the Escrow Agreement and the Disclosure Schedule and the exhibits, schedules and other documents referred to herein which form a part hereof contain the entire understanding of the parties hereto with respect to the subject matter hereof. Except as set forth in Section 6.2(b), this Agreement supersedes all prior agreements and understandings, oral and written, with respect to its subject matter.
11.6    Severability. Should any provision of this Agreement for any reason be declared invalid or unenforceable, such decision shall not affect the validity or enforceability of any of the other provisions of this Agreement, which other provisions shall remain in full force and effect and the application of such invalid or unenforceable provision to Persons or circumstances other than those as to which it is held invalid or unenforceable shall be valid and be enforced to the fullest extent permitted by law.

11.7    Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, successors and permitted assigns, but except as contemplated herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, by any party without the prior written consent of the other parties hereto, except that Buyer may assign all or any portion of its rights hereunder to one or more of its affiliates; provided, that no such assignment shall relieve Buyer of its obligations hereunder. Upon any such permitted assignment, the references in this Agreement to Buyer shall also apply to any such assignee unless the context otherwise requires.
11.8    No Third-Party Beneficiaries. This Agreement is not intended and shall not be deemed to confer upon or give any Person except the parties hereto and their respective successors and permitted assigns any remedy, claim, liability, reimbursement, cause of action or other right under or by reason of this Agreement, except (x) the current and former officers and directors of the Company as set forth in Section 6.8 and (y) the Buyer Indemnified Parties and the Seller Indemnified Parties as set forth in Article IX.
11.9    Fees and Expenses; Transfer Taxes.
(a)    Except as set forth herein, whether or not the transactions contemplated hereby are consummated pursuant hereto, each party hereto shall pay all fees and expenses incurred by it or on its behalf in connection with this Agreement and the consummation of the transactions contemplated hereby.
(b)    Buyer and Seller shall each pay 50% of any applicable sales, transfer, recording, deed, stamp and other similar taxes, including, without limitation, any real property transfer or gains taxes (if any), resulting from the consummation of the transactions contemplated by this Agreement and Buyer shall file all Tax Returns related thereto.
11.10    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or electronic transmission in portable document format (.pdf) shall be effective as delivery of a manually executed counterpart of this Agreement.
11.11    Interpretation. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. As used in this Agreement, the term “Person” shall mean and include an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization or other entity and a government or any department or agency thereof. As used in this Agreement, the term “Affiliate” shall have the meaning set forth in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. The words “include,” “includes,” and “including” when used in this Agreement shall be deemed in each case to be followed by the words “without limitation.”

11.12    Forum; Service of Process. Subject to Section 2.5(b), any legal suit, action or proceeding brought by any party or any of its affiliates arising out of or based upon this Agreement shall only be instituted in any federal or state court in New York County, New York, and each party waives any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the jurisdiction of such courts in any such suit, action or proceeding.
11.13    Governing Law. This Agreement shall be governed by the laws of the State of New York, excluding choice of law principles that would require the application of the laws of a jurisdiction other than the State of New York.
11.14    WAIVER OF JURY TRIAL. TO THE FULLEST EXTENT PERMITTED BY LAW, THE PARTIES HERETO HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THIS TRANSACTION. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THE PARTIES HERETO ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS ALREADY RELIED ON THE WAIVER IN ENTERING INTO THIS AGREEMENT AND THAT EACH WILL CONTINUE TO RELY ON THE WAIVER IN THEIR RELATED FUTURE DEALINGS. THE PARTIES HERETO FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THE WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.
11.15    Release. Effective as of the Closing, the Seller, on behalf of itself, and its successors and assigns, and the Company, on behalf of itself and its successors and assigns, does hereby release and forever discharge the Company (in the case of the Seller) and the Seller and its Affiliates (in the case of the Company) of and from any and all claims, actions, causes of action, demands, suits, covenants, agreements, representations, obligations, costs, liabilities, expenses, losses and debts of any nature whatsoever, both at law and in equity, relating to any matter, claim or right, whether presently known or unknown, which they now have, ever had or may have against such released parties arising from or relating to any facts or events regarding, relating to, or concerning the Company or Business, occurring at or prior to the Closing other than those related to their respective obligations under this Agreement.

11.16    Specific Performance. The parties hereto hereby acknowledge and agree that the failure of any party to this Agreement to perform its agreements and covenants hereunder will cause irreparable injury to the other parties to this Agreement for which monetary damages, even if available, will not be an adequate remedy. Accordingly, each of the parties hereto hereby consents to the granting of equitable relief (including specific performance and injunctive relief) by any court of competent jurisdiction to enforce such party’s obligations hereunder. The parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this Section 11.16 is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.
11.17    Conflicts and Privilege. Buyer hereby waives and agrees not to assert, and agrees to cause each of its subsidiaries to waive and to not assert, any conflict of interest arising out of or relating to the representation, after the Closing, of Seller or any officer, employee, director or Affiliate of Seller or the Company in any matter involving this Agreement or any other agreements or transactions contemplated hereby (including any litigation, arbitration, mediation or other proceeding), by Kaye Scholer LLP. Buyer and the Company further agree that, as to all communications between Kaye Scholer LLP, the Company and Seller that relate in any way to the transactions contemplated by this Agreement, the attorney/client privilege and the expectation of client confidence belongs to Seller and may be controlled by Seller, and shall not pass to or be claimed or controlled by the Company; provided that Seller shall not waive such attorney/client privilege other than to the extent appropriate in connection with the enforcement or defense of their respective rights or obligations existing under this Agreement and the other agreements referred to herein. Notwithstanding the foregoing, in the event a dispute arises between Buyer or the Company and a Person other than Seller after the Closing, the Company may assert the attorney/client privilege to prevent disclosure of confidential communications by Kaye Scholer LLP to such Person.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.
ASP-ROBERTSON LLC
By: ASP Manager Corp., its manager

By:	/s/ Paul Rossetti Name: Paul Rossetti Title: Vice President
ROBERTSON FUEL SYSTEMS, L.L.C.

By:	/s/ Newman Shufflebarger Name: Newman Shufflebarger Title: Chief Executive Officer
HEICO Electronic Technologies Corp.

By:	/s/ Victor H. Mendelson Name: Victor H. Mendelson Title: President

[Signature page to Interest Purchase Agreement]